Exhibit 99.1

MANAGEMENT REPORT – June 30, 2016

Management report

To our stockholders:

We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to June 30, 2016 and 2015, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution.

Net income and stockholder’ equity

ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 9,193 million for the year and net earnings per share were R$ 1.55. Consolidated stockholders' equity totaled R$ 113,633 million and the book value per share reached R$ 19.16.

Assets and funds raised

Assets totaled R$ 1,258,777 million and were substantially composed of R$ 479,471 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 555,060 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. The raised and Managed Funds totaled R$ 1,920,504 million.

Circular letter No. 3,068/01 of BACEN

ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 36.1 billion, corresponding to only 16.9% of the total securities and derivative financial instruments held.

Acknowledgements

We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results.

São Paulo, August 25, 2016.

Executive Board

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	1.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Director-Generals
Vice-Chairmen	Candido Botelho Bracher
Alfredo Egydio Arruda Villela Filho	Márcio de Andrade Schettini
Roberto Egydio Setubal	Marco Ambrogio Crespi Bonomi

Executive Vice-Presidents
Members	Claudia Politanski
Alfredo Egydio Setubal	Eduardo Mazzilli de Vassimon
Candido Botelho Bracher
Demosthenes Madureira de Pinho Neto
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
José Galló	Executive Officers
Nildemar Secches	Alexsandro Broedel Lopes
Pedro Luiz Bodin de Moraes	Fernando Barçante Tostes Malta
Ricardo Villela Marino	Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

AUDIT COMMITTEE
Chairman	Officers
Geraldo Travaglia Filho	Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Atilio Luiz Magila Albiero Junior
Members	Eduardo Hiroyuki Miyaki
Antonio Francisco de Lima Neto	Emerson Macedo Bortoloto
Diego Fresco Gutierrez	Gilberto Frussa
Maria Helena dos Santos Fernandes de Santana	José Virgilio Vita Neto
Sergio Darcy da Silva Alves (**)	Marcelo Kopel (*)
Matias Granata
Rodrigo Luis Rosa Couto
Sergio Mychkis Goldstein
FISCAL COUNCIL	Wagner Bettini Sanches
President
Alkimar Ribeiro Moura

(*) Investor Relations Officer.
Members	(**) Deceased on August 12, 2016
Carlos Roberto de Albuquerque Sá
José Caruso Cruz Henriques

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	2.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	06/30/2016	06/30/2015

Current assets		822,856,144	728,480,744
Cash and cash equivalents		21,711,321	17,797,725
Interbank investments	4b and 6	264,741,722	187,552,328
Money market		240,249,289	156,046,298
Interbank deposits		24,492,433	31,506,030
Securities and derivative financial instruments	4c, 4d and 7	111,956,549	112,442,959
Own portfolio		52,255,920	34,422,054
Subject to repurchase commitments		23,404,868	56,385,100
Pledged in guarantee		6,143,911	4,042,672
Deposited with the Central Bank		1,344,620	4,523,388
Securities under resale agreements with free movement		5,245,696	-
Derivative financial instruments		23,561,534	13,069,745
Interbank accounts		72,940,944	64,008,457
Pending settlement		4,062,435	3,803,746
Central Bank deposits		68,698,374	60,156,620
National Housing System (SFH)		3,856	3,563
Correspondents		45,751	44,528
Interbank Onlending		130,528	-
Interbranch accounts		104,458	147,652
Loan, lease and other credit operations	8	243,953,309	227,398,386
Operations with credit granting characteristics	4e	263,322,398	242,821,783
(Allowance for loan losses)	4f	(19,369,089)	(15,423,397)
Other receivables		105,235,904	117,336,083
Foreign exchange portfolio	9	37,308,957	65,409,015
Income receivable		4,590,830	2,763,143
Transactions with credit card issuers	4e	23,583,911	23,574,906
Negotiation and intermediation of securities		9,929,750	4,809,020
Deferred tax assets	13b I	17,076,212	11,111,484
Escrow deposits	11b and 11d	2,056,974	1,968,639
Sundry	12a	10,689,270	7,699,876
Other assets	4g	2,211,937	1,797,154
Assets held for sale		701,398	413,958
(Valuation allowance)		(127,096)	(63,481)
Prepaid expenses	4g and 12b	1,637,635	1,446,677
Long-term receivables		392,278,990	345,736,815
Interbank investments - Interbank deposits	4b and 6	878,696	1,013,821
Money market		12,486	-
Interbank deposits		866,210	1,013,821
Securities and derivative financial instruments	4c, 4d and 7	101,894,500	99,944,759
Own portfolio		64,872,173	72,874,644
Subject to repurchase commitments		1,886,126	15,418,758
Pledged in guarantee		5,002,593	796,158
Deposited with the Central Bank		2,014,588	3,231,750
Securities under resale agreements with free movement		14,482,948	-
Derivative financial instruments		13,636,072	7,623,449
Interbank accounts - National Housing System (SFH)		580,262	494,629
Loan, lease and other credit operations	8	215,530,582	198,225,701
Operations with credit granting characteristics	4e	234,626,518	210,456,729
(Allowance for loan losses)	4f	(19,095,936)	(12,231,028)
Other receivables		72,617,192	45,009,835
Foreign exchange portfolio	9	19,802,064	1,053,984
Deferred tax assets	13b I	35,286,352	26,788,826
Escrow deposits	11b and 11d	9,924,103	10,315,084
Sundry	12a	7,604,673	6,851,941
Other assets - Prepaid expenses	4g and 12b	777,758	1,048,070
Permanent assets		43,641,532	43,704,473
Investments	4h and 14a Il	18,073,401	21,998,872
Investments in affiliates and jointly controlled entities		17,577,035	21,570,375
Other investments		645,891	577,987
(Allowance for losses)		(149,525)	(149,490)
Real estate in use	4i and 14b	6,236,771	6,777,099
Real estate in use		3,265,845	3,112,108
Other fixed assets		12,006,717	11,838,222
(Accumulated depreciation)		(9,035,791)	(8,173,231)
Goodwill	4j and 14b	567,916	500
Intangible assets	4k and 14b	18,763,444	14,928,002
Acquisition of rights to credit payroll		1,045,952	1,052,781
Other intangible assets		28,042,632	21,233,577
(Accumulated amortization)		(10,325,140)	(7,358,356)
Total assets		1,258,776,666	1,117,922,032

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	3.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	06/30/2016	06/30/2015

Current liabilities		710,331,062	666,176,689
Deposits	4b and 10b	250,708,506	227,438,591
Demand deposits		60,664,111	54,088,508
Savings deposits		104,493,158	113,974,326
Interbank deposits		6,138,776	26,442,514
Time deposits		79,412,461	32,933,243
Deposits received under securities repurchase agreements	4b and 10c	198,979,524	173,269,683
Own portfolio		56,910,771	96,578,764
Third-party portfolio		125,981,308	71,371,226
Free portfolio		16,087,445	5,319,693
Funds from acceptances and issuance of securities	4b and 10d	24,769,276	30,589,911
Real estate, mortgage, credit and similar notes		18,472,826	20,330,536
Foreign borrowing through securities		4,295,808	9,156,073
Structured Operations Certificates		2,000,642	1,103,302
Interbank accounts		5,206,237	5,184,750
Pending settlement		3,447,091	3,407,911
Correspondents		1,759,146	1,776,839
Interbranch accounts		5,862,660	5,265,361
Third-party funds in transit		5,839,691	5,227,007
Internal transfer of funds		22,969	38,354
borrowing and onlending	4b and 10e	52,658,696	47,583,414
borrowing		41,611,831	33,670,803
Onlending		11,046,865	13,912,611
Derivative financial instruments	4d and 7g	18,186,232	11,142,246
Other liabilities		153,959,931	165,702,733
Collection and payment of taxes and contributions		3,934,953	4,428,436
Foreign exchange portfolio	9	39,476,864	65,935,186
Social and statutory	15b II	3,756,789	4,604,581
Tax and social security contributions	4m, 4n and 13c	8,143,816	4,478,286
Negotiation and intermediation of securities		13,309,594	7,467,415
Credit card operations	4e	51,769,113	50,212,634
Subordinated debt	10f	10,723,205	7,064,769
Provisions for contingent liabilities	11b	3,838,897	3,184,320
Sundry	12c	19,006,700	18,327,106

Long-term liabilities		419,856,940	344,364,980
Deposits	4b and 10b	61,004,150	57,572,014
Interbank deposits		228,369	590,136
Time deposits		60,775,781	56,981,878
Deposits received under securities repurchase agreements	4b and 10c	156,074,058	134,191,413
Own portfolio		112,696,983	109,392,185
Free portfolio		43,377,075	24,799,228
Funds from acceptances and issuance of securities	4b and 10d	59,465,510	21,593,451
Real estate, mortgage, credit and similar notes		28,929,838	7,280,080
Foreign borrowing through securities		28,012,941	12,009,030
Structured Operations Certificates		2,522,731	2,304,341
borrowing and onlending	4b and 10e	32,602,408	44,525,046
borrowing		10,700,078	15,816,787
Onlending		21,902,330	28,708,259
Derivative financial instruments	4d and 7g	16,319,864	12,896,232
Other liabilities		94,390,950	73,586,824
Foreign exchange portfolio	9	19,257,329	1,084,134
Tax and social security contributions	4m, 4n and 13c	10,845,406	6,357,090
Subordinated debt	10f	49,558,877	52,163,581
Provisions for contingent liabilities	11b	10,992,412	9,848,469
Sundry	12c	3,736,926	4,133,550
Deferred income	4o	1,714,374	1,492,282
Non-controlling interests	15d	13,241,325	885,124
Stockholders' equity	15	113,632,965	105,002,957
Capital		85,148,000	85,148,000
Capital reserves		1,329,803	1,331,243
Revenue reserves		30,613,893	21,027,080
Asset valuation adjustment	4c, 4d and 7d	(2,012,085)	(161,240)
(Treasury shares)		(1,446,646)	(2,342,126)

Total liabilities and stockholders' equity		1,258,776,666	1,117,922,032

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	3.2

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2016	06/30/2015
Income from financial operations		69,937,748	65,661,644
Loan, lease and other credit operations		37,900,861	38,043,992
Securities and derivative financial instruments		28,282,198	25,363,524
Foreign exchange operations		539,033	(412,845)
Compulsory deposits		3,215,656	2,666,973
Expenses of financial operations		(25,378,165)	(44,161,415)
Money market		(32,871,049)	(33,106,659)
Borrowing and onlending	10e	7,492,884	(11,054,756)
Income from financial operations before loan and losses		44,559,583	21,500,229
Result of allowance for loan losses	8d I	(11,513,662)	(8,556,823)
Expenses for allowance for loan losses		(13,314,788)	(10,695,495)
Income from recovery of credits written off as loss		1,801,126	2,138,672
Gross income from financial operations		33,045,921	12,943,406
Other operating revenues (expenses)		(12,823,680)	(3,251,169)
Banking service fees	12d	10,978,057	9,546,643
Income from bank charges	12e	5,150,013	4,689,664
Personnel expenses	12f	(9,239,121)	(7,919,467)
Other administrative expenses	12g	(8,721,716)	(8,129,920)
Tax expenses	4n and 13a II	(4,207,325)	(2,553,877)
Equity in earnings of affiliates, jointly controlled entities and other investments	14a ll	(2,625,390)	5,106,767
Other operating revenues	12h	367,015	449,115
Other operating expenses	12i	(4,525,213)	(4,440,094)
Operating income		20,222,241	9,692,237
Non-operating income		13,356	8,361
Income before taxes on income and profit sharing		20,235,597	9,700,598
Income tax and social contribution	4n and 13a I	(10,808,608)	1,386,810
Due on operations for the period		(2,661,331)	(2,451,722)
Related to temporary differences		(8,147,277)	3,838,532
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(88,509)	(106,264)
Non-controlling interests	15d	(145,433)	(70,765)
Net income		9,193,047	10,910,379
Weighted average of the number of outstanding shares	15a	5,926,183,705	6,012,124,077
Net income per share – R$		1.55	1.81
Book value per share - R$ (outstanding at 06/30)		19.16	17.52

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	3.3

ITAÚ UNIBANCO HOLDING S.A.

Prudential Statement of Changes in Stockholders’ Equity (Note 15)

(In thousands of Reais)

				Asset
				valuation
		Capital	Revenue	adjustment	Retained	(Treasury
	Capital	reserves	reserves	(Note 7d)	earnings	shares)	Total
Balance at 01/01/2015	75,000,000	1,315,744	26,080,711	(322,359)	-	(1,327,880)	100,746,216
Reserve Capitalization - ESM 04/29/2015	10,148,000	-	(10,148,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(1,247,150)	(1,247,150)
Granting of stock options	-	39,584	2,943	-	-	232,904	275,431
Granting of options recognized	-	21,465	-	-	-	-	21,465
Share-based payment – variable compensation	-	(45,550)	-	-	-	-	(45,550)
Payment of interest on capital on 02/26/2015 – declared after 12/31/2014 - R$ 0.5380 per share	-	-	(2,935,613)	-	-	-	(2,935,613)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	145,943	-	-	145,943
Remeasurements in liabilities of post-employment benefits	-	-	-	15,176	-	-	15,176
Net income	-	-	-	-	10,910,379	-	10,910,379
Appropriations:
Legal reserve	-	-	545,519	-	(545,519)	-	-
Statutory reserves	-	-	7,481,520	-	(7,481,520)	-	-
Dividends and interest on capital	-	-	-	-	(2,883,340)	-	(2,883,340)
Balance at 06/30/2015	85,148,000	1,331,243	21,027,080	(161,240)	-	(2,342,126)	105,002,957
Changes in the period	10,148,000	15,499	(5,053,631)	161,119	-	(1,014,246)	4,256,741
Balance at 01/01/2016	85,148,000	1,537,219	29,189,479	(1,375,886)	-	(4,353,380)	110,145,432
Reserve Capitalization - ESM 04/29/2015	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(200,200)	(200,200)
Cancellation of shares - ESM April 27, 2016 – Approved on June 7, 2016	-	-	(2,670,000)	-	-	2,670,000	-
Granting of stock options	-	(33,608)	-	-	-	436,934	403,326
Granting of options recognized	-	(29,345)	-	-	-	-	(29,345)
Share-based payment – variable compensation	-	(144,463)	-	-	-	-	(144,463)
Payment of interest on capital on 02/29/2016 – declared after 12/31/2015 - R$ 0.4564 per share	-	-	(2,697,116)	-	-	-	(2,697,116)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(624,504)	-	-	(624,504)
Remeasurements in liabilities of post-employment benefits	-	-	-	(11,695)	-	-	(11,695)
Unrealized result of unconsolidated company	-	-	1,845	-	-	-	1,845
Net income	-	-	-	-	9,193,047	-	9,193,047
Appropriations:
Legal reserve	-	-	459,652	-	(459,652)	-	-
Statutory reserves	-	-	5,834,205	-	(5,834,205)	-	-
Dividends and interest on capital	-	-	495,828	-	(2,899,190)	-	(2,403,362)
Balance at 06/30/2016	85,148,000	1,329,803	30,613,893	(2,012,085)	-	(1,446,646)	113,632,965
Changes in the period	-	(207,416)	1,424,414	(636,199)	-	2,906,734	3,487,533

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	3.4

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2016	06/30/2015
Adjusted net income		40,882,081	29,374,093
Net income		9,193,047	10,910,379
Adjustments to net income:		31,689,034	18,463,714
Granted options recognized and share-based payment – variable compensation		(173,808)	(24,085)
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	(2,838,084)	(205,731)
Effects of changes in exchange rates on cash and cash equivalents		14,825,909	9,042,739
Allowance for loan losses		13,314,788	10,695,495
Interest and foreign exchange expense related to operations with subordinated debt		(2,769,773)	6,483,262
Depreciation and amortization	14b	2,496,676	2,273,341
Interest expense from provision for contingent and legal liabilities	11b	799,715	746,864
Provision for contingent and legal liabilities	11b	1,703,334	1,483,406
Interest income from escrow deposits	11b	(203,364)	(59,853)
Deferred taxes (excluding hedge tax effects)		576,531	1,054,912
Equity in earnings of affiliates, jointly controlled entities and other investments	14a ll	2,625,390	(5,106,767)
Interest and foreign exchange income from available-for-sale securities		1,886,948	(7,258,083)
Interest and foreign exchange income from held-to-maturity securities		1,326,458	(3,575,052)
(Gain) loss from sale of available-for-sale financial assets	7i	403,839	676,299
(Gain) loss from sale of investments		(13,339)	4,004
(Gain) loss from sale of foreclosed assets		51,989	20,227
(Gain) loss from sale of fixed assets		10,363	14,662
Non-controlling interests		145,433	70,765
Other		(2,479,971)	2,127,308
Change in assets and liabilities		(15,426,352)	(36,134,446)
(Increase) decrease in assets		65,783,012	1,942,677
Interbank investments		16,350,309	7,430,230
Securities and derivative financial instruments (assets/liabilities)		10,104,872	(12,574,918)
Compulsory deposits with the Central Bank of Brazil		(2,142,375)	2,949,693
Interbank and interbranch accounts (assets/liabilities)		(74,770)	1,399,132
Loan, lease and other credit operations		38,317,976	(15,585,465)
Other receivables and other assets		1,181,108	18,817,217
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		2,045,893	(493,213)
(Decrease) increase in liabilities		(81,209,364)	(38,077,123)
Deposits		(54,953,337)	(25,251,107)
Deposits received under securities repurchase agreements		(2,685,275)	(19,538,411)
Funds for issuance of securities		(3,522,548)	4,425,834
Borrowing and onlending		(25,738,745)	3,342,031
Credit card operations (assets/liabilities)		(923,642)	(6,064,999)
Collection and payment of taxes and contributions		3,705,768	4,219,834
Other liabilities		3,161,011	693,536
Deferred income		(252,596)	96,159
Payment of income tax and social contribution		(2,706,613)	(2,512,612)
Net cash provided by (used in) operating activities		22,749,116	(9,272,965)
Interest on capital / dividends received from affiliated companies		3,809,189	2,505,440
Funds received from sale of available-for-sale securities		11,021,148	6,706,019
Funds received from redemption of held-to-maturity securities		1,638,550	1,493,659
Disposal of assets not for own use		149,477	39,868
Disposal of investments		15,136	654
Cash and cash equivalents net assets and liabilities arising from the merger with CorpBanca	2cl	5,869,160	-
Cash and cash equivalents net assets and liabilities due from Recivery acquisition	2cl	(713,914)	-
Sale of fixed assets		6,080	7,937
Termination of intangible asset agreements		4,911	32,832
Purchase of available-for-sale securities		(9,300,554)	(2,686,192)
Purchase of held-to-maturity securities		(1,202,652)	(2,563,397)
Purchase of investments		(2,832,601)	(5,497,107)
Purchase of fixed assets	14b	(284,825)	(615,947)
Disposal (Purchase) of intangible assets	14b	461,701	(537,395)
Net cash provided by (used in) invesment activities		8,640,805	(1,113,629)
Decrease in subordinated debt		(7,596,476)	(1,823,847)
Non-controlling interests	15d	707,390	(773,571)
Granting of stock options		403,326	275,431
Purchase of treasury shares		(200,200)	(1,247,150)
Dividends and interest on capital paid to Non-controlling interests		(47,175)	-
Dividends and interest on capital paid		(5,092,915)	(4,702,721)
Net cash provided by (used in) financing activities		(11,826,050)	(8,271,858)

Net increase (decrease) in cash and cash equivalents		19,563,872	(18,658,452)

Cash and cash equivalents at the beginning of the period		85,717,090	83,836,741
Effects of changes in exchange rates on cash and cash equivalents		(14,825,909)	(9,042,739)
Cash and cash equivalents at the end of the period	4a and 5	90,455,053	56,135,550

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	3.5

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Prudential Consolidated Financial Statements

Exercise from January 1 to June 30, 2016 and 2015

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities and, Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.1

Note 2 – Presentation and Consolidation of the financial statements

a)	Presentation

The financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution.

The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation.

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order exclusively to represent the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/relacoes-com-investidores).

b)	Consolidation

As set forth by article 1 of CMN Resolution No. 4,280, of October 31, 2013, the consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which it has direct or indirect control, except for the insurance group which is not governed by item 6, article 1 of Resolution No. 4,280.

Intercompany transactions and intercompany transactions balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING PRUDENTIAL’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variations on investments abroad are classified under the heading Securities and Derivative Financial Instruments in the Statement of Income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.2

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING PRUDENTIAL its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

				Interest % in voting		Interest % in total
		Country of		capital at		capital at
		Incorporation	Activity	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Banco CorpBanca Colômbia S.A.	(Note 2c)	Colombia	Financial institution	22.25%	0.00%	22.25%	0.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Chile	(Note 2c)	Chile	Financial institution	0.00%	99.99%	0.00%	99.99%
Itaú CorpBanca	(Note 2c)	Chile	Financial institution	33.58%	0.00%	33.58%	0.00%
Banco Itaú BMG Consignado S.A		Brazil	Financial institution	60.00%	60.00%	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(1) As from June 30, 2016 they are fully consolidated to ensure the total coverage of the entity’s risks, as determined by the Central Bank of Brazil.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.3

c)	Business development

I.	Acquisitions

Credit Intelligence Bureau (“CIB”)

In January 21, 2016, the ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., signed a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) which will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities.

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) for acquisition of a 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to BTG’s total interest in Recovery, for the amount of R$ 640 million.

In the same transaction, ITAÚ UNIBANCO HOLDING PRUDENTIAL agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The transaction did not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

On July 7, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59,186 and now holds 96% of Recovery´s capital.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016.

The transaction did not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.4

Itau CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING PRUDENTIAL’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’ capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING PRUDENTIAL and 33.13% for Corp Group.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING PRUDENTIAL	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

The Itaú CorpBanca was controlled from the April 1, 2016 fur ITAÚ UNIBANCO HOLDING PRUDENTIAL. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING PRUDENTIAL due to its interest in Itaú CorpBanca was R$ 10,517,487, based on the quotation of CorpBanca’s shares on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,255,803. Additionally, a goodwill of R$ 690,388 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.5

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date.

CorpBanca

04/01/2016
Current Assets and Long Term Receivables	110,630,546
Cash and cash equivalents	5,869,160
Interbank investments	3,897,540
Securities and derivative financial instruments	19,632,775
Interbank accounts and Interbranch accounts	154,230
Loan, lease and other credit operations	75,543,990
Other receivables and Other assets	5,532,851
Permanent assets	4,056,062
Investments	71,517
Fixed assets and operating lease	494,001
Goodwill and Intangible assets	3,490,544
Total assets	114,686,608
Current Liabilities and Long Term Liabilities	107,324,988
Deposits	68,387,102
Deposits received under securities repurchase agreements	4,052,218
Funds from acceptances and issuance of securities	12,161,294
Interbank accounts and Interbranch accounts	259,445
Borrowing and onlending	6,410,574
Derivative financial instruments	5,749,062
Other liabilities	10,305,293
Total liabilities	107,324,988
Plan net assets	7,361,620
Non-controlling interests	1,487,970
Net assets assumed	5,873,650
Adjustment to fair value of net assets assumed	(1,611,966)
Net Assets Assumed at Fair Value	4,261,684

Contingent liabilities have not been recorded due to the acquisition.

The transaction did not have significant accounting effects on net income of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A., a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=)Goodwill	10,506

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.6

Note 3 – Requirements regarding capital and fixed asset limits

a)	Basel and fixed asset ratios

Represented below are the main indicators at 06/30/2016, according to present regulation which defines the Consolidated Prudential as the calculation basis:

Consolidated
Prudential (1)
Reference equity (2)	135,835,372
Basel ratio	18.1%
Tier I	14.9%
Common Equity	14.8%
Additional Capital	0.1%
Tier II	3.2%
Fixed assets ratio	24.4%
Excess capital in relation to fixed assets	34,834,406
(1)	Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation calculation;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013, No. 4,311, of January 20, 2014 and No. 4,442, of October 29, 2015, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

The management considers the current Basel ratio adequate (18.1% based on Prudential Consolidated, of which 14.9% is Principal Capital and Tier I and 3.2% is Tier II), taking into consideration that it exceeds by 7.6 percentage points the sum of minimum requirements for Regulatory Capital Additional to Principal Capital established by the Central Bank of Brazil for 2016 (equivalent to 10.5%).

CMN Resolution No. 4,192, of March 1, 2013, as amended, addresses the Reference Equity calculation methodology, and CMN Resolution No. 4,193, of March 1, 2013, as amended, addresses the minimum requirements for Reference Equity, Tier I, and Common Equity Tier I, and introduces the Additional Common Equity Tier 1. ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use a Standardized Approach to calculate credit and market risk-weighted assets, and the Alternative Standardized Approach to calculate operational risk-weighted assets, based on the regulations in force.

Considering current capital base at June 30, 2016, should the Basel III rules established by BACEN be immediately and fully applied, the principal capital ratio would be 14.1%, considering the use of tax credit.

For further information on capital requirements, please see to the company’s website www.itau.com.br/investor-relations, Corporate Governance section/ Risk and Capital Management – Pillar 3.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.7

The reference equity used for the calculation of ratios and the risk-weighted assets at 06/30/2016, are as follows:

	Consolidated
	Prudential
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	110,586,685
Non-controlling interests	13,241,325
Changes in ownership interest in a subsidiary as a result of capital transaction	3,046,280
Consolidated stockholders’ equity (BACEN)	126,874,290
Common Equity deductions (1)	(15,410,251)
Common Equity Tier I	111,464,039
Additional Tier I deductions	685,033
Additional Tier I Capital	685,033
Tier I (Common Equity + Additional Capital)	112,149,072
Instruments eligible for inclusion in Tier II	23,488,431
Tier II deductions	197,869
Tier II	23,686,300
Regulatory Capital (Tier I + Tier II)	135,835,372
Risk-weighted assets	752,120,368
Risk-weighted assets of credit risk (RWACPAD)	690,963,020	91.9%
a) Per weighting factor (FPR):
FPR at 2%	160,533	0.0%
FPR at 20%	7,121,222	0.9%
FPR at 35%	11,396,184	1.5%
FPR at 50%	47,094,990	6.3%
FPR at 75%	141,481,929	18.8%
FPR at 85%	116,582,126	15.5%
FPR at 100%	314,034,393	41.8%
FPR at 250%	28,267,445	3.8%
FPR at 300%	7,967,899	1.1%
FPR at 1250% (2)	1,744,447	0.2%
Derivatives – Future potential gain on and variation in the counterparty credit quality
Minimum Required Regulatory Capital	15,111,852	2.0%
b) Per type:
Securities	44,191,232	5.9%
Loan operations - retail	113,499,965	15.1%
Loan operations – non-retail	254,015,710	33.8%
Joint obligations - retail	206,671	0.0%
Joint obligations – non-retail	48,712,820	6.5%
Loan commitments - retail	27,773,255	3.7%
Loan commitments – non-retail	11,009,175	1.5%
Other exposures	191,554,192	25.5%
Risk-weighted assets of operational risk (RWAOPAD)	43,447,870	5.8%
Retail	7,989,605	1.1%
Commercial	23,069,045	3.1%
Corporate finance	2,946,218	0.4%
Negotiation and sales	577,407	0.1%
Payments and settlements	3,419,408	0.5%
Financial agent services	3,070,052	0.4%
Asset management	2,374,561	0.3%
Retail brokerage	1,574	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	17,709,478	2.4%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	1,231,210	0.2%
Operations subject to interest rate variations	15,655,797	2.1%
Fixed rate denominated in Real (RWAJUR1)	3,507,483	0.5%
Foreign currency coupon (RWAJUR2)	7,033,063	0.9%
Price index coupon (RWAJUR3)	5,115,251	0.7%
Interest rate coupon (RWAJUR4)	-	0.0%
Operations subject to commodity price variation (RWACOM)	510,066	0.1%
Operations subject to stock price variation (RWAACS)	312,405	0.0%
RWA	752,120,368	100.0%
Minimum Required Regulatory Capital	74,271,886
Excess capital in relation to Minimum Required Regulatory Capital	61,563,486	82.9%
Ratio (%)	18.1%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,820,229

(1) As from June 30, 2015, Resolution No. 4,277/13 establishes the application of prudential adjustments related to pricing of financial instruments evaluated by market value, impacting deductions of capital by R$ 485 million.

(2) Considers the application of "F" factor required by article 29 of Circular No. 3,644/13.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.8

During this period, the effects of the changes in legislation and balances were as follows:

	Reference	Weighted
Changes in the Basel Ratio	equity (*)	exposure (*)	Effect
Ratio at 12/31/2015 - Prudential Conglomerate	128,465,152	722,467,645	17.8%
Net income for the period	9,338,480	-	1.3%
Interest on capital and dividends	(5,100,478)	-	-0.7%
Benefits to employees - CVM Resolution No. 4,424, June 25, 2015	(11,695)	-	0.0%
Granting of options recognized	(29,345)	-	0.0%
Granting of stock options – options exercised during the period	403,326	-	0.1%
Asset valuation adjustment	225,425	-	0.0%
Deductions in reference equity	(5,963,299)	-	-0.8%
Purchase of treasury shares	(200,200)	-	0.0%
Non-controlling interests	12,259,567	-	1.7%
Subordinated debt and redeemable preferred shares	(3,914,740)	-	-0.5%
Other changes in reference equity	363,179	-	0.1%
Changes in risk exposure	-	29,652,723	-0.7%
Ratio at 06/30/2016 - Prudential Conglomerate	135,835,372	752,120,368	18.1%

(*) Corpbanca merger impacted the Referential Equity in R$ 7,5 billion, particularly due to non-controlling interest (R$ 12.3 billion) and prudential deductions (R$ 4.8 billion) set forth in BACEN Resolution No. 4.192. This merger gave rise to an impact on Risk-weighted Assets of R$ 103.0 billion.

b)	Global systemic importance

BACEN Circular No. 3751 came into effect in March 2015, providing for the determination of indicators relevant to assess the global systemic importance of Brazilian financial institutions. For details on the indicators of the global systemic importance index see to our website www.itau.com.br/relacoes-com-investidores, at “Governança Corporativa”, “Anexo I_IAISG”.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.9

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary corrections and foreign exchange variations and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated pro rata die based on the effective rate of transactions, according to CVM Deliberation No. 649 of December 16, 2010.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.10

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

From January 1, 2015, Itaú Unibanco adopts the option provided for in Circular No. 3,693/13, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at the cost of acquisition or construction, less accumulated depreciation. They correspond to rights related to tangible assets intended for the maintenance of the company’s operations or exercised for this purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The consideration received under lease contracts started to be recorded in income in accordance with CMN Resolution No. 3,617/08, as of September 30, 2015, as determined by the Central Bank.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semi-annually for impairment.

k)	Intangible assets – correspond to rights acquired related to intangible assets intended to be held by the company, or which are exercised for this purpose, according to CMN Resolution No. 3,642, of November 26, 2008. They are composed of: (i) the goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in the appraisal reports; (ii) usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over terms varying from five to ten years.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.11

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

n)	Taxes - these provisions are calculated in accordance with to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%
(1)	On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15% to 20% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.12

o)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

p)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as an expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING PRUDENTIAL over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING PRUDENTIAL is contractually committed to maintaining these benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in asset valuation adjustments in the period in which they occur.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.13

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING PRUDENTIAL are composed of the following:

	06/30/2016	06/30/2015
Cash and cash equivalents	21,711,321	17,797,725
Interbank deposits	17,436,990	21,901,492
Securities purchased under agreements to resell – Funded position	51,306,742	16,436,333
Total	90,455,053	56,135,550

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.14

Note 6 - Interbank investments

	06/30/2016						06/30/2015
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	181,619,814	56,555,001	2,074,474	12,486	240,261,775	90.5	156,046,298	82.8
Funded position (*)	56,558,095	18,903,412	1,377,841	12,486	76,851,834	29.0	55,905,450	29.7
Financed position	118,102,974	7,921,707	110,161	-	126,134,842	47.5	72,014,507	38.2
With free movement	5,005,658	7,921,707	110,161	-	13,037,526	4.9	39,036,741	20.7
Without free movement	113,097,316	-	-	-	113,097,316	42.6	32,977,766	17.5
Short position	6,958,745	29,729,882	586,472	-	37,275,099	14.0	28,126,341	14.9
Interbank deposits	18,937,885	4,021,557	1,532,991	866,210	25,358,643	9.5	32,519,851	17.2
Total	200,557,699	60,576,558	3,607,465	878,696	265,620,418		188,566,149
% per maturity term	75.5	22.8	1.4	0.3
Total at 06/30/2015	92,407,580	88,470,267	6,674,481	1,013,821	188,566,149
% per maturity term	49.1	46.9	3.5	0.5
(*)	Includes R$ 8,586,241 (R$ 7,588,701 at 06/30/2015) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.15

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	06/30/2016											06/30/2015
		Adjustment to market value
		reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	98,808,513	366,775	63,112	99,238,400	46.3	636,199	9,056,844	2,252,564	6,029,050	11,053,485	70,210,258	116,288,496
Financial treasury bills	13,135,896	(2,060)	(197)	13,133,639	6.1	-	2,068,397	-	1,672,612	480,445	8,912,185	19,984,768
National treasury bills	19,948,939	39,854	-	19,988,793	9.3	626,073	-	1,397,073	160,481	9,299,485	8,505,681	33,203,658
National treasury notes	32,914,922	149,561	(64,368)	33,000,115	15.4	5,378	6,984,171	13,931	1,023,633	1,210,274	23,762,728	33,691,620
National treasury/securitization	228,453	(248)	4,581	232,786	0.1	124	1,473	87	136	491	230,475	244,238
Brazilian external debt bonds	32,580,303	179,668	123,096	32,883,067	15.4	4,624	2,803	841,473	3,172,188	62,790	28,799,189	29,164,212
Government securities - abroad	15,715,551	36,550	(14,732)	15,737,369	7.3	1,301,826	1,530,113	1,950,256	3,633,067	2,610,791	4,711,316	10,246,765
Argentina	649,216	20,531	-	669,747	0.3	202,178	162,875	179,324	107,875	5,783	11,712	848,465
Belgium	-	-	-	-	0.0	-	-	-	-	-	-	111,287
Chile	3,944,354	116	2,593	3,947,063	1.8	-	450,901	-	696,496	1,791,637	1,008,029	920,345
Colombia	3,948,869	15,584	39,050	4,003,503	1.9	53,504	3,217	439,799	469,317	-	3,037,666	67,684
Korea	1,672,171	-	-	1,672,171	0.8	-	-	390,655	1,281,516	-	-	1,624,664
Denmark	1,385,813	-	-	1,385,813	0.6	417,537	-	481,194	487,082	-	-	3,029,184
Spain	753,220	-	1	753,221	0.4	326,558	426,663	-	-	-	-	306,530
United States	1,647,720	81	8,130	1,655,931	0.8	216,272	241,692	177,069	80,759	432,041	508,098	1,209,419
France	-	-	-	-	0.0	-	-	-	-	-	-	192,867
Netherlands	100,000	-	90	100,090	0.0	-	-	-	100,090	-	-	170,000
Mexico	2,472	93	-	2,565	0.0	-	711	-	54	-	1,800	7,936
Paraguay	1,211,206	-	(61,519)	1,149,687	0.5	85,688	244,054	223,559	268,597	327,789	-	1,443,575
Peru	-	-	-	-	0.0	-	-	-	-	-	-	815
Uruguay	391,471	44	(2,045)	389,470	0.2	84	-	58,656	134,377	53,541	142,812	306,484
Other	9,039	101	(1,032)	8,108	0.0	5	-	-	6,904	-	1,199	7,510
Corporate securities	63,011,873	1,064	(1,335,263)	61,677,674	29.0	6,313,798	1,654,415	4,510,606	6,210,635	5,950,459	37,037,761	65,159,263
Shares	1,822,677	(53,475)	6,162	1,775,364	0.8	1,775,364	-	-	-	-	-	2,931,432
Rural product note	1,480,573	-	(114,233)	1,366,340	0.6	301,104	186,841	86,594	226,461	10,955	554,385	1,315,682
Bank deposit certificates	1,016,121	199	1,179	1,017,499	0.5	309,486	61,068	115,609	232,566	98,462	200,308	1,390,071
Securitized real estate loans	17,506,772	-	(70,192)	17,436,580	8.2	331,712	293,215	-	54,767	314,270	16,442,616	18,447,785
Fund quotas	1,098,927	2,954	(225)	1,101,656	0.6	1,101,656	-	-	-	-	-	1,560,627
Credit rights	-	-	-	-	0.0	-	-	-	-	-	-	9,342
Fixed income	965,713	43	(25)	965,731	0.5	965,731	-	-	-	-	-	1,348,960
Variable income	133,214	2,911	(200)	135,925	0.1	135,925	-	-	-	-	-	202,325
Debentures	22,022,495	44,687	(1,084,473)	20,982,709	9.8	143,328	199,968	678,728	1,221,150	2,241,394	16,498,141	21,156,951
Eurobonds and others	9,194,589	4,343	(21,045)	9,177,887	4.3	323,709	430,934	750,513	1,914,956	2,711,609	3,046,166	9,302,665
Financial bills	7,015,259	-	(36,953)	6,978,306	3.3	1,593,722	125,583	2,845,101	2,323,372	90,528	-	7,496,199
Promissory notes	1,086,669	-	(3,566)	1,083,103	0.5	337,066	99,776	23,783	157,178	465,300	-	1,087,759
Other	767,791	2,356	(11,917)	758,230	0.4	96,651	257,030	10,278	80,185	17,941	296,145	470,092
Subtotal - securities	177,535,937	404,389	(1,286,883)	176,653,443	82.7	8,251,823	12,241,372	8,713,426	15,872,752	19,614,735	111,959,335	191,694,524
Trading securities	59,156,515	404,389	-	59,560,904	27.9	3,010,896	7,586,505	2,759,074	2,888,787	3,313,553	40,002,089	79,493,425
Available-for-sale securities	82,276,991	-	(1,286,883)	80,990,108	37.9	4,759,622	4,104,622	5,822,221	11,632,767	8,219,790	46,451,086	77,205,517
Held-to-maturity securities (*)	36,102,431	-	-	36,102,431	16.9	481,305	550,245	132,131	1,351,198	8,081,392	25,506,160	34,995,582
Derivative financial instruments	30,496,009	6,701,597	-	37,197,606	17.4	8,456,297	3,921,302	3,910,389	7,273,546	4,865,305	8,770,767	20,693,194
Total securities and derivative financial instruments (assets)	208,031,946	7,105,986	(1,286,883)	213,851,049	100.0	16,708,120	16,162,674	12,623,815	23,146,298	24,480,040	120,730,102	212,387,718

Derivative financial instruments (liabilities)	(31,292,709)	(3,213,387)	-	(34,506,096)	100.0	(7,075,708)	(2,522,423)	(2,479,700)	(6,108,401)	(3,370,890)	(12,948,974)	(24,038,478)
(*)	Unrecorded negative adjustment to market value in the amount of R$ 460,076 (R$ 594,006 at 06/30/2015) according to Note 7e.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.16

b)	Summary by portfolio

	06/30/2016
		Restricted to
						Derivative
		Repurchase		Pledged		financial
	Own portfolio	agreements	Free portfolio	guarantees (*)	Central Bank	instruments	Total

Government securities - domestic	47,521,644	23,552,396	19,546,507	5,258,645	3,359,208	-	99,238,400
Financial treasury bills	2,698,044	5,610,048	-	4,825,547	-	-	13,133,639
National treasury bills	11,527,075	8,461,718	-	-	-	-	19,988,793
National treasury notes	19,921,340	9,480,630	-	238,937	3,359,208	-	33,000,115
National treasury/securitization	232,786	-	-	-	-	-	232,786
Brazilian external debt bonds	13,142,399	-	19,546,507	194,161	-	-	32,883,067
Government securities - abroad	13,374,375	112,808	29,766	2,220,420	-	-	15,737,369
Argentina	605,994	38,641	-	25,112	-	-	669,747
Chile	3,884,748	22,794	-	39,521	-	-	3,947,063
Colombia	3,194,195	-	29,766	779,542	-	-	4,003,503
Korea	1,219,026	-	-	453,145	-	-	1,672,171
Denmark	708,020	-	-	677,793	-	-	1,385,813
Spain	753,221	-	-	-	-	-	753,221
United States	1,439,659	-	-	216,272	-	-	1,655,931
Netherlands	100,090	-	-	-	-	-	100,090
Mexico	2,565	-	-	-	-	-	2,565
Paraguay	1,092,463	51,373	-	5,851	-	-	1,149,687
Uruguay	373,190	-	-	16,280	-	-	389,470
Other	1,204	-	-	6,904	-	-	8,108
Corporate securities	56,232,074	1,625,790	152,371	3,667,439	-	-	61,677,674
Shares	1,772,113	-	-	3,251	-	-	1,775,364
Rural product note	1,366,340	-	-	-	-	-	1,366,340
Bank deposit certificates	1,008,023	1,139	-	8,337	-	-	1,017,499
Securitized real estate loans	17,436,580	-	-	-	-	-	17,436,580
Fund quotas	1,101,275	-	-	381	-	-	1,101,656
Fixed income	965,350	-	-	381	-	-	965,731
Variable income	135,925	-	-	-	-	-	135,925
Debentures	15,702,588	1,624,651	-	3,655,470	-	-	20,982,709
Eurobonds and other	9,025,516	-	152,371	-	-	-	9,177,887
Financial bills	6,978,306	-	-	-	-	-	6,978,306
Promissory notes	1,083,103	-	-	-	-	-	1,083,103
Other	758,230	-	-	-	-	-	758,230
Subtotal - securities	117,128,093	25,290,994	19,728,644	11,146,504	3,359,208	-	176,653,443
Trading securities	28,147,296	21,302,029	3,943,623	4,823,336	1,344,620	-	59,560,904
Available-for-sale securities	64,623,316	3,988,965	4,040,075	6,323,164	2,014,588	-	80,990,108
Held-to-maturity securities	24,357,481	-	11,744,946	4	-	-	36,102,431
Derivative financial instruments	-	-	-	-	-	37,197,606	37,197,606
Total securities and derivative financial instruments (assets)	117,128,093	25,290,994	19,728,644	11,146,504	3,359,208	37,197,606	213,851,049
Total securities and derivative financial instruments (assets) – 06/30/2015	107,296,698	71,803,858	-	4,838,830	7,755,138	20,693,194	212,387,718

(*) Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.17

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2016										06/30/2015
		Adjustment to
		market value	Market							Over 720	Market
	Cost	(in results)	value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	value
Government securities - domestic	53,990,265	366,775	54,357,040	91.1	636,174	7,400,664	2,252,484	2,569,535	2,892,108	38,606,075	74,735,982
Financial treasury bills	10,683,555	(2,060)	10,681,495	17.7	-	604,885	-	1,155,542	184,002	8,737,066	17,690,594
National treasury bills	12,109,885	39,854	12,149,739	20.4	626,073	-	1,397,073	66,034	1,554,878	8,505,681	25,402,804
National treasury notes	25,983,734	149,561	26,133,295	44.0	5,353	6,791,503	13,851	863,335	1,089,947	17,369,306	27,172,134
National treasury/securitization	3,037	(248)	2,789	0.0	124	1,473	87	136	491	478	5,465
Brazilian external debt bonds	5,210,054	179,668	5,389,722	9.0	4,624	2,803	841,473	484,488	62,790	3,993,544	4,464,985
Government securities - abroad	1,982,545	36,550	2,019,095	3.3	253,577	180,772	475,880	113,420	101,849	893,597	1,240,704
Argentina	648,953	20,531	669,484	1.1	202,178	162,875	179,324	107,612	5,783	11,712	847,655
Belgium	-	-	-	0.0	-	-	-	-	-	-	111,287
Chile	88,495	116	88,611	0.1	-	15,019	-	5,500	18,913	49,179	1,103
Colombia	1,112,281	15,584	1,127,865	1.9	21	2,167	296,556	254	-	828,867	67,684
United States	77,072	81	77,153	0.1	-	-	-	-	77,153	-	68,263
Mexico	2,472	93	2,565	0.0	-	711	-	54	-	1,800	7,936
Paraguay	51,373	-	51,373	0.1	51,373	-	-	-	-	-	133,380
Peru	-	-	-	0.0	-	-	-	-	-	-	815
Uruguay	1,001	44	1,045	0.0	-	-	-	-	-	1,045	2,571
Other	898	101	999	0.0	5	-	-	-	-	994	10
Corporate securities	3,183,705	1,064	3,184,769	5.4	2,121,145	5,069	30,710	205,832	319,596	502,417	3,516,739
Shares	1,673,514	(53,475)	1,620,039	2.8	1,620,039	-	-	-	-	-	1,848,986
Bank deposit certificates	18,651	199	18,850	0.0	7,362	4,208	2,748	2,859	20	1,653	18,648
Fund quotas	471,930	2,954	474,884	0.8	474,884	-	-	-	-	-	290,016
Fixed income	339,299	43	339,342	0.6	339,342	-	-	-	-	-	143,631
Variable income	132,631	2,911	135,542	0.2	135,542	-	-	-	-	-	146,385
Debentures	391,183	44,687	435,870	0.7	17,864	5	-	10,174	87,100	320,727	477,440
Eurobonds and other	586,081	4,343	590,424	1.0	996	856	27,962	192,799	232,476	135,335	880,588
Other	42,346	2,356	44,702	0.1	-	-	-	-	-	44,702	1,061
Total	59,156,515	404,389	59,560,904	99.8	3,010,896	7,586,505	2,759,074	2,888,787	3,313,553	40,002,089	79,493,425
% per maturity term					5.1	12.7	4.6	4.9	5.6	67.2
Total – 06/30/2015	79,618,696	(125,271)	79,493,425	100.0	6,596,148	9,847,868	4,066,785	7,244,953	9,419,485	42,318,186
% per maturity term					8.3	12.4	5.1	9.1	11.8	53.2

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.18

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2016										06/30/2015
		Adjustments to
		market value (in
		stockholders'								Over 720
	Cost	equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
Government securities - domestic	24,970,762	63,112	25,033,874	30.9	25	1,656,180	80	2,522,919	416,770	20,437,900	22,676,045
Financial treasury bills	2,452,341	(197)	2,452,144	3.0	-	1,463,512	-	517,070	296,443	175,119	2,294,174
National treasury bills	-	-	-	0.0	-	-	-	-	-	-	816,911
National treasury notes	6,931,188	(64,368)	6,866,820	8.5	25	192,668	80	160,298	120,327	6,393,422	6,519,486
National treasury/securitization	225,416	4,581	229,997	0.3	-	-	-	-	-	229,997	238,773
Brazilian external debt bonds	15,361,817	123,096	15,484,913	19.1	-	-	-	1,845,551	-	13,639,362	12,806,701
Government securities - abroad	13,175,795	(14,732)	13,161,063	16.3	995,311	1,349,341	1,342,245	3,159,812	2,508,942	3,805,412	8,994,232
Argentina	263	-	263	0.0	-	-	-	263	-	-	810
Chile	3,855,859	2,593	3,858,452	4.8	-	435,882	-	690,996	1,772,724	958,850	919,242
Colombia	2,291,684	39,050	2,330,734	2.9	545	1,050	11,112	109,228	-	2,208,799	-
Korea	1,672,171	-	1,672,171	2.1	-	-	390,655	1,281,516	-	-	1,624,664
Denmark	1,385,813	-	1,385,813	1.7	417,537	-	481,194	487,082	-	-	3,029,184
Spain	753,220	1	753,221	0.9	326,558	426,663	-	-	-	-	306,530
United States	1,570,648	8,130	1,578,778	1.9	216,272	241,692	177,069	80,759	354,888	508,098	1,141,156
France	-	-	-	0.0	-	-	-	-	-	-	192,867
Netherlands	100,000	90	100,090	0.1	-	-	-	100,090	-	-	170,000
Paraguay	1,159,833	(61,519)	1,098,314	1.4	34,315	244,054	223,559	268,597	327,789	-	1,310,195
Uruguay	378,184	(2,045)	376,139	0.5	84	-	58,656	134,377	53,541	129,481	292,100
Other	8,120	(1,032)	7,088	0.0	-	-	-	6,904	-	184	7,484
Corporate securities	44,130,434	(1,335,263)	42,795,171	52.8	3,764,286	1,099,101	4,479,896	5,950,036	5,294,078	22,207,774	45,535,240
Shares	149,163	6,162	155,325	0.2	155,325	-	-	-	-	-	1,082,446
Rural product note	1,480,573	(114,233)	1,366,340	1.7	301,104	186,841	86,594	226,461	10,955	554,385	1,315,682
Bank deposit certificate	997,466	1,179	998,645	1.2	302,120	56,860	112,861	229,707	98,442	198,655	1,371,419
Securitized real estate loans	2,203,748	(70,192)	2,133,556	2.6	-	-	-	-	-	2,133,556	2,353,319
Fund quotas	626,997	(225)	626,772	0.8	626,772	-	-	-	-	-	1,270,611
Fixed income	626,414	(25)	626,389	0.8	626,389	-	-	-	-	-	1,205,329
Credit rights	-	-	-	0.0	-	-	-	-	-	-	9,342
Variable income	583	(200)	383	0.0	383	-	-	-	-	-	55,940
Debentures	21,631,312	(1,084,473)	20,546,839	25.4	125,464	199,963	678,728	1,210,976	2,154,294	16,177,414	20,679,511
Eurobonds and other	8,567,483	(21,045)	8,546,438	10.6	322,713	430,078	722,551	1,722,157	2,456,618	2,892,321	8,409,263
Financial bills	7,015,259	(36,953)	6,978,306	8.6	1,593,722	125,583	2,845,101	2,323,372	90,528	-	7,496,199
Promissory notes	1,086,669	(3,566)	1,083,103	1.3	337,066	99,776	23,783	157,178	465,300	-	1,087,759
Other	371,764	(11,917)	359,847	0.4	-	-	10,278	80,185	17,941	251,443	469,031
Total	82,276,991	(1,286,883)	80,990,108	100.0	4,759,622	4,104,622	5,822,221	11,632,767	8,219,790	46,451,086	77,205,517
% per maturity term					5.9	5.1	7.2	14.4	10.1	57.3
Total - 06/30/2015	77,725,839	(520,322)	77,205,517	100.0	4,366,791	3,450,644	4,808,826	6,320,633	16,621,937	41,636,686
% per maturity term					5.7	4.5	6.2	8.2	21.5	53.9

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.19

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at June 30, 2016, not considered in results, is an impairment loss of R$ 539,091 (R$ 682,425 at 06/30/2015) relating to the market adjustment of the reclassified securities.

	06/30/2016									06/30/2015
										Carrying
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	value	Market value
Government securities - domestic	19,847,486	55.0	-	-	-	936,596	7,744,607	11,166,283	19,783,311	18,876,469	18,682,028
National treasury bills	7,839,054	21.7	-	-	-	94,447	7,744,607	-	7,778,039	6,983,943	6,830,913
Brazilian external debt bonds	12,008,432	33.3	-	-	-	842,149	-	11,166,283	12,005,272	11,892,526	11,851,115
Government securities - abroad	557,211	1.5	52,938	-	132,131	359,835	-	12,307	557,261	11,829	17,487
Colombia	544,904	1.5	52,938	-	132,131	359,835	-	-	544,969	-	-
Uruguay	12,286	0.0	-	-	-	-	-	12,286	12,286	11,813	17,312
Other	21	0.0	-	-	-	-	-	21	6	16	175
Corporate securities	15,697,734	43.5	428,367	550,245	-	54,767	336,785	14,327,570	15,301,783	16,107,284	15,702,061
Bank deposit certificate	4	0.0	4	-	-	-	-	-	4	4	4
Securitized real estate loans	15,303,024	42.4	331,712	293,215	-	54,767	314,270	14,309,060	14,907,107	16,094,466	15,689,245
Eurobonds and other	41,025	0.1	-	-	-	-	22,515	18,510	40,991	12,814	12,812
Other	353,681	1.0	96,651	257,030	-	-	-	-	353,681	-	-
Total	36,102,431	100.0	481,305	550,245	132,131	1,351,198	8,081,392	25,506,160	35,642,355	34,995,582	34,401,576
% per maturity term			1.3	1.5	0.4	3.7	22.4	70.6
Total – 06/30/2015	34,995,582	100.0	66,998	532,585	118,894	214,418	2,080,059	31,982,628
% per maturity term			0.2	1.5	0.3	0.6	5.9	91.4

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.20

g)	Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 06/30/2016, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 7,029,225 (R$ 3,075,259 at 06/30/2015) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.21

I - Derivatives by index

			Balance sheet account	Adjustment to market value
	Memorandum account /		receivable / (received)	(in results / stockholders'
	Notional amount		(payable) paid	equity)	Market value
	06/30/2016	06/30/2015	06/30/2016	06/30/2016	06/30/2016	06/30/2015
Futures contracts	517,193,802	441,475,190	5,437	232,854	238,291	18,344
Purchase commitments	162,433,997	124,575,311	(302,993)	258,525	(44,468)	(38,755)
Commodities	237,987	252,128	(705)	-	(705)	(2,403)
Indexes	54,746,984	48,933,755	(286,951)	(6,818)	(293,769)	(163,130)
Interbank market	85,474,320	28,709,619	(2,789)	169	(2,620)	34,760
Foreign currency	11,763,994	43,727,823	(13,548)	264,879	251,331	91,138
Fixed rates	320,980	-	-	295	295	-
Securities	9,803,500	2,951,986	352	-	352	880
Other	86,232	-	648	-	648	-
Commitments to sell	354,759,805	316,899,879	308,430	(25,671)	282,759	57,099
Commodities	285,142	318,671	1,200	-	1,200	25
Indexes	66,922,562	68,910,420	244,879	6,546	251,425	181,064
Interbank market	200,073,545	137,279,023	3,493	(3,931)	(438)	(103,867)
Foreign currency	76,285,487	106,799,146	59,790	(28,286)	31,504	(20,034)
Securities	11,182,670	3,589,424	(932)	-	(932)	(86)
Other	10,399	3,195	-	-	-	(3)
Swap contracts			(2,681,450)	779,588	(1,901,862)	(6,555,291)
Asset position	429,731,049	265,447,698	8,759,727	3,241,298	12,001,025	5,397,738
Commodities	227,877	-	206	72	278	-
Indexes	171,803,121	114,851,423	1,151,287	434,041	1,585,328	716,710
Interbank market	58,411,499	54,390,319	3,296,940	98,253	3,395,193	751,817
Foreign currency	15,518,547	12,152,983	1,707,103	(75,509)	1,631,594	2,036,802
Floating rate	32,286,276	4,792,048	212,863	111,618	324,481	327,936
Fixed rates	151,469,943	79,231,982	2,391,004	2,672,944	5,063,948	1,563,772
Securities	11,514	19,872	-	-	-	-
Other	2,272	9,071	324	(121)	203	701
Liability position	432,412,499	272,468,520	(11,441,177)	(2,461,710)	(13,902,887)	(11,953,029)
Commodities	178,202	23,647	(159)	46	(113)	-
Indexes	139,329,738	76,920,098	(3,699,186)	(1,116,858)	(4,816,044)	(2,969,075)
Interbank market	39,463,888	35,854,568	(559,192)	236,993	(322,199)	(531,996)
Foreign currency	27,124,677	26,452,439	(1,410,665)	28,946	(1,381,719)	(3,579,767)
Floating rate	33,365,325	8,513,237	(190,077)	(1,008,362)	(1,198,439)	(298,754)
Fixed rates	192,908,429	124,466,791	(5,561,835)	(605,470)	(6,167,305)	(4,532,761)
Securities	33,184	96,990	(19,789)	3,035	(16,754)	(40,587)
Other	9,056	140,750	(274)	(40)	(314)	(89)
Option contracts	396,237,799	494,685,545	(1,788,500)	1,752,301	(36,199)	965,680
Purchase commitments - long position	90,991,384	115,778,425	2,282,239	(1,186,789)	1,095,450	2,400,636
Commodities	549,301	611,890	28,540	(3,170)	25,370	21,930
Indexes	23,299,928	54,370,224	131,320	3,882	135,202	75,986
Interbank market	611,554	7,360,842	2,142	11,610	13,752	11,422
Foreign currency	60,794,165	48,542,840	1,957,904	(1,319,871)	638,033	1,809,243
Floating rate	-	9,618	-	-	-	-
Fixed rates	5,970	3,413	-	5	5	22
Securities	5,661,414	4,800,690	156,530	110,610	267,140	472,121
Other	69,052	78,908	5,803	10,145	15,948	9,912
Commitments to sell - long position	108,053,551	140,070,240	1,939,760	3,380,179	5,319,939	2,659,754
Commodities	290,275	393,025	7,780	1,126	8,906	21,678
Indexes	64,770,544	67,191,451	118,499	(14,331)	104,168	41,076
Interbank market	2,193,697	13,656,857	2,712	(2,236)	476	291
Foreign currency	34,119,401	50,357,727	1,556,209	2,978,704	4,534,913	766,282
Fixed rates	142,547	139,306	6,359	(534)	5,825	5,207
Securities	6,510,342	8,293,154	247,696	416,792	664,488	1,824,392
Other	26,745	38,720	505	658	1,163	828
Purchase commitments - short position	82,320,599	103,798,939	(3,482,700)	1,947,153	(1,535,547)	(2,464,754)
Commodities	363,329	433,268	(7,241)	(514)	(7,755)	(18,162)
Indexes	23,351,185	53,308,117	(166,485)	(47,737)	(214,222)	(164,735)
Interbank market	281,452	4,651,144	(1,248)	721	(527)	(14,940)
Foreign currency	53,591,361	41,320,573	(3,240,454)	2,095,938	(1,144,516)	(1,901,890)
Fixed rates	92,153	89,076	-	(70)	(70)	(476)
Securities	4,572,067	3,917,853	(61,469)	(91,027)	(152,496)	(354,638)
Other	69,052	78,908	(5,803)	(10,158)	(15,961)	(9,913)
Commitments to sell - short position	114,872,265	135,037,941	(2,527,799)	(2,388,242)	(4,916,041)	(1,629,956)
Commodities	394,555	409,092	(24,769)	(2,765)	(27,534)	(39,132)
Indexes	69,728,132	75,367,397	(330,376)	26,604	(303,772)	(225,359)
Interbank market	1,086,433	7,013,469	(2,622)	278	(2,344)	(813)
Foreign currency	37,480,304	45,942,566	(1,916,869)	(2,005,901)	(3,922,770)	(716,892)
Fixed rates	19,612	14,117	(720)	(104)	(824)	(525)
Securities	6,136,652	6,252,580	(251,978)	(405,682)	(657,660)	(646,407)
Other	26,577	38,720	(465)	(672)	(1,137)	(828)
Forward contracts	27,870,325	20,239,799	1,219,219	4,935	1,224,154	1,696,049
Purchases receivable	4,035,781	1,298,197	3,380,739	7,897	3,388,636	1,287,050
Interbank market	732,920	-	-	135	135	-
Floating rate	1,186,516	1,232,595	1,187,785	1,435	1,189,220	1,221,470
Fixed rates	2,116,199	65,602	2,178,969	6,327	2,185,296	65,546
Securities	146	-	13,985	-	13,985	34
Purchases payable	4,908,415	-	(3,380,747)	18	(3,380,729)	(1,289,307)
Interbank market	4,908,415	-	-	(1)	(1)	-
Floating rate	-	-	(1,187,785)	-	(1,187,785)	(1,223,759)
Fixed rates	-	-	(2,178,968)	-	(2,178,968)	(65,514)
Securities	-	-	(13,994)	19	(13,975)	(34)
Sales receivable	3,123,230	2,997,248	3,098,949	1,288	3,100,237	2,677,774
Commodities	17	20	17	-	17	20
Indexes	182	421	178	-	178	413
Interbank market	258	287,009	257	-	257	1,470
Floating rate	883,436	575,080	884,609	-	884,609	584,484
Fixed rates	991,833	385,573	994,939	-	994,939	392,041
Securities	1,247,504	1,749,145	1,218,949	1,288	1,220,237	1,699,346
Sales deliverable	15,802,899	15,944,354	(1,879,722)	(4,268)	(1,883,990)	(979,468)
Interbank market	15,802,725	15,944,354	-	(2,851)	(2,851)	(2,605)
Floating rate	-	-	(884,609)	(559)	(885,168)	(583,643)
Fixed rates	-	-	(994,939)	(858)	(995,797)	(392,979)
Securities	174	-	(174)	-	(174)	(241)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.22

			Balance sheet
			account receivable /	Adjustments to market
	Memorandum account /		(received) (payable) /	value (in results /
	Notional amount		paid	stockholders' equity)	Market value
	06/30/2016	06/30/2015	06/30/2016	06/30/2016	06/30/2016	06/30/2015
Credit derivatives	12,160,490	10,717,728	96,783	(84,812)	11,971	(37,569)
Asset position	4,972,867	3,945,233	248,262	(4,178)	244,084	353,252
Foreign currency	3,965,708	2,472,243	247,460	(34,340)	213,120	257,450
Fixed rate	32,098	440,569	-	802	802	54,273
Securities	791,980	854,625	595	24,648	25,243	34,391
Other	183,081	177,796	207	4,712	4,919	7,138
Liability position	7,187,623	6,772,495	(151,479)	(80,634)	(232,113)	(390,821)
Foreign currency	4,801,057	2,556,542	(148,482)	8,458	(140,024)	(245,189)
Fixed rate	337,029	1,994,972	(3,559)	290	(3,269)	(53,754)
Securities	1,675,447	2,095,561	483	(76,594)	(76,111)	(88,001)
Other	374,090	125,420	79	(12,788)	(12,709)	(3,877)
Forwards operations	227,421,067	135,363,832	2,276,573	203,159	2,479,732	591,328
Asset position	122,709,002	71,551,355	6,457,488	252,199	6,709,687	2,634,760
Commodities	259,565	183,445	36,624	(4,081)	32,543	22,924
Indexes	331,463	108,412	38,252	-	38,252	494
Foreign currency	122,092,949	71,190,875	6,381,361	256,280	6,637,641	2,606,631
Securities	25,025	68,623	1,251	-	1,251	4,711
Liability position	104,712,065	63,812,477	(4,180,915)	(49,040)	(4,229,955)	(2,043,432)
Commodities	104,726	336,225	(5,274)	(223)	(5,497)	(39,898)
Indexes	198,974	6,989	(19,342)	-	(19,342)	(8)
Foreign currency	104,408,365	63,464,837	(4,156,299)	(48,817)	(4,205,116)	(2,003,476)
Securities	-	4,426	-	-	-	(50)
Target flow of swap	1,479,490	1,748,024	(314,383)	92,993	(221,390)	(209,621)
Asset position	909,490	1,060,027	14,895	107,015	121,910	183,074
Interbank market	-	-	-	-	-	-
Foreign currency	909,490	1,060,027	14,895	107,015	121,910	183,074
Liability position - Foreign currency	570,000	687,997	(329,278)	(14,022)	(343,300)	(392,695)
Other derivative financial instruments	17,595,613	13,482,450	389,621	507,192	896,813	185,796
Asset position	13,078,471	12,093,558	4,308,513	669,834	4,978,347	3,080,812
Foreign currency	8,999,022	7,350,384	4,017,462	572,477	4,589,939	2,686,282
Fixed rate	1,306,618	776,705	55,916	8,665	64,581	38,487
Securities	2,415,432	3,817,646	235,185	76,307	311,492	352,739
Other	357,399	148,823	(50)	12,385	12,335	3,304
Liability position	4,517,142	1,388,892	(3,918,892)	(162,642)	(4,081,534)	(2,895,016)
Foreign currency	3,444,698	252,618	(3,894,515)	(142,886)	(4,037,401)	(2,815,230)
Securities	866,909	984,984	(23,751)	(15,771)	(39,522)	(74,984)
Other	194,315	151,290	(156)	(3,985)	(4,141)	(4,802)
		Assets	30,496,009	6,701,597	37,197,606	20,693,194
		Liabilities	(31,292,709)	(3,213,387)	(34,506,096)	(24,038,478)
		Total	(796,700)	3,488,210	2,691,510	(3,345,284)

Derivative contracts mature as follows (in days):

Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2016	06/30/2015
Futures	83,073,705	191,452,964	77,104,039	165,563,094	517,193,802	441,475,190
Swaps	8,668,716	54,499,975	59,014,638	298,787,993	420,971,322	261,339,531
Options	98,977,106	164,495,016	92,213,175	40,552,502	396,237,799	494,685,545
Forwards (onshore)	10,424,935	11,548,922	5,896,413	55	27,870,325	20,239,799
Credit derivatives	-	536,375	1,284,716	10,339,399	12,160,490	10,717,728
Forwards (offshore)	74,340,644	98,452,151	41,758,399	12,869,873	227,421,067	135,363,832
Target flow of swap	-	-	177,355	1,302,135	1,479,490	1,748,024
Other derivative financial instruments	31,359	597,151	3,807,605	13,159,498	17,595,613	13,482,450

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.23

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2016										06/30/2015
		Adjustments to
		market value (in
		results /								Over 720
	Cost	stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
Asset
Futures - BM&F Bovespa	5,437	232,854	238,291	0.6	231,818	62,319	(11,770)	21,959	(25,300)	(40,735)	18,344
Swaps - adjustment receivable	8,759,727	3,241,298	12,001,025	32.3	285,555	583,863	1,070,599	1,944,885	1,852,089	6,264,034	5,397,738
BM&FBOVESPA	2,161,015	(173,358)	1,987,657	5.3	106,937	122,218	42,835	487,858	649,257	578,552	401,027
Companies	4,201,075	2,166,180	6,367,255	17.1	140,235	392,543	948,279	683,120	717,220	3,485,858	3,526,594
Financial institutions	1,977,210	1,387,265	3,364,475	9.1	29,542	26,275	52,198	726,322	467,488	2,062,650	1,278,943
Individuals	420,427	(138,789)	281,638	0.8	8,841	42,827	27,287	47,585	18,124	136,974	191,174
Option premiums	4,221,999	2,193,390	6,415,389	17.3	513,312	1,245,138	878,359	1,189,089	2,363,018	226,473	5,060,390
BM&FBOVESPA	2,495,693	2,310	2,498,003	6.7	181,111	627,678	379,498	336,786	960,008	12,922	2,459,680
Companies	414,798	283,146	697,944	1.9	24,863	39,450	55,382	150,638	325,387	102,224	862,073
Financial institutions	1,304,824	1,910,152	3,214,976	8.7	307,338	578,010	442,669	698,066	1,077,566	111,327	1,738,141
Individuals	6,684	(2,218)	4,466	0.0	-	-	810	3,599	57	-	496
Forwards (onshore)	6,479,688	9,185	6,488,873	17.4	5,603,899	720,990	139,406	24,531	47	-	3,964,824
BM&FBOVESPA	1,232,430	1,421	1,233,851	3.3	348,877	720,990	139,406	24,531	47	-	1,701,003
Financial institutions	2,313,337	5,541	2,318,878	6.2	2,318,878	-	-	-	-	-	777,625
Companies	2,933,921	2,223	2,936,144	7.9	2,936,144	-	-	-	-	-	1,486,196
Credit derivatives - Financial institutions	248,262	(4,178)	244,084	0.7	-	237	1,979	1,754	7,178	232,936	353,252
Forwards (offshore)	6,457,488	252,199	6,709,687	18.0	1,818,751	1,172,144	1,804,103	1,164,068	399,696	350,925	2,634,760
BM&F Bovespa	267,520	-	267,520	0.7	107,037	53,331	67,093	39,975	84	-	-
Companies	2,970,857	129,060	3,099,917	8.3	753,785	693,185	973,915	314,778	231,354	132,900	1,189,900
Financial institutions	3,204,522	123,376	3,327,898	9.0	956,252	420,202	758,317	806,844	168,258	218,025	1,442,888
Individuals	14,589	(237)	14,352	0.0	1,677	5,426	4,778	2,471	-	-	1,972
Target flow of swap - Financial institutions	14,895	107,015	121,910	0.3	-	-	-	48,289	73,621	-	183,074
Other derivative financial instruments	4,308,513	669,834	4,978,347	13.4	2,962	136,611	27,713	2,878,971	194,956	1,737,134	3,080,812
Companies	1,046,995	205,851	1,252,846	3.4	2,962	42,666	26,960	248,588	188,939	742,731	452,486
Financial institutions	3,258,928	462,422	3,721,350	10.0	-	93,945	753	2,630,383	3,799	992,470	2,628,326
Individuals	2,590	1,561	4,151	0.0	-	-	-	-	2,218	1,933	-
Total	30,496,009	6,701,597	37,197,606	100.0	8,456,297	3,921,302	3,910,389	7,273,546	4,865,305	8,770,767	20,693,194
% per maturity term					22.7	10.5	10.5	19.6	13.1	23.6
Total – 06/30/2015	17,855,367	2,837,827	20,693,194	100.0	5,806,203	2,164,684	2,956,043	2,142,815	2,345,643	5,277,806
% per maturity term					28.0	10.5	14.3	10.4	11.3	25.5

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.24

	06/30/2016										06/30/2015
		Adjustments to market
		value (in results /								Over 720
	Cost	stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value

Liabilities
Swaps - difference payable	(11,441,177)	(2,461,710)	(13,902,887)	40.4	(162,525)	(594,614)	(317,855)	(1,226,543)	(1,536,065)	(10,065,285)	(11,953,029)
BM&FBOVESPA	(1,405,615)	(269,222)	(1,674,837)	4.9	(3,370)	(256,516)	(49,957)	(377,662)	(112,364)	(874,968)	(1,088,531)
Companies	(2,190,905)	(518,710)	(2,709,615)	7.9	(120,913)	(111,272)	(135,861)	(197,368)	(506,084)	(1,638,117)	(3,896,186)
Financial institutions	(2,140,617)	(2,164,848)	(4,305,465)	12.5	(31,542)	(138,389)	(99,743)	(203,175)	(846,913)	(2,985,703)	(1,923,459)
Individuals	(5,704,040)	491,070	(5,212,970)	15.1	(6,700)	(88,437)	(32,294)	(448,338)	(70,704)	(4,566,497)	(5,044,853)
Option premiums	(6,010,499)	(441,089)	(6,451,588)	18.7	(569,303)	(956,726)	(1,298,956)	(1,280,742)	(1,268,204)	(1,077,657)	(4,094,710)
BM&FBOVESPA	(2,301,339)	(153,338)	(2,454,677)	7.1	(267,546)	(321,293)	(715,142)	(721,111)	(421,384)	(8,201)	(1,299,564)
Companies	(411,112)	(356,011)	(767,123)	2.2	(65,259)	(82,978)	(153,502)	(150,757)	(230,131)	(84,496)	(530,291)
Financial institutions	(3,285,054)	82,013	(3,203,041)	9.3	(236,031)	(549,086)	(421,993)	(404,064)	(613,674)	(978,193)	(2,262,044)
Individuals	(12,994)	(13,753)	(26,747)	0.1	(467)	(3,369)	(8,319)	(4,810)	(3,015)	(6,767)	(2,811)
Forwards (onshore)	(5,260,469)	(4,250)	(5,264,719)	15.2	(5,261,868)	(479)	(1,310)	(1,062)	-	-	(2,268,775)
BM&FBOVESPA	(13,212)	(2,849)	(16,061)	0.0	(13,210)	(479)	(1,310)	(1,062)	-	-	(2,605)
Companies	(2,933,921)	(881)	(2,934,802)	8.5	(2,934,802)	-	-	-	-	-	(1,487,076)
Financial institutions	(2,313,336)	(520)	(2,313,856)	6.7	(2,313,856)	-	-	-	-	-	(779,094)
Credit derivatives	(151,479)	(80,634)	(232,113)	0.7	-	(1,096)	(737)	(4,378)	(22,086)	(203,816)	(390,821)
Companies	-	-	-	0.0	-	-	-	-	-	-	(14,981)
Financial institutions	(151,479)	(80,634)	(232,113)	0.7	-	(1,096)	(737)	(4,378)	(22,086)	(203,816)	(375,840)
Forwards (offshore)	(4,180,915)	(49,040)	(4,229,955)	12.2	(1,080,698)	(847,371)	(850,480)	(806,893)	(140,199)	(504,314)	(2,043,432)
BM&FBOVESPA	(319,548)	(1)	(319,549)	0.9	(132,142)	(69,553)	(79,989)	(37,713)	(152)	-	-
Companies	(1,262,760)	8,707	(1,254,053)	3.6	(268,287)	(384,009)	(239,305)	(205,076)	(99,498)	(57,878)	(1,194,584)
Financial institutions	(2,596,600)	(56,224)	(2,652,824)	7.7	(680,171)	(392,581)	(530,706)	(562,398)	(40,532)	(446,436)	(844,790)
Individuals	(2,007)	(1,522)	(3,529)	0.0	(98)	(1,228)	(480)	(1,706)	(17)	-	(4,058)
Target flow of swap - Companies	(329,278)	(14,022)	(343,300)	1.0	-	-	-	-	(343,300)	-	(392,695)
Other derivative financial instruments	(3,918,892)	(162,642)	(4,081,534)	11.8	(1,314)	(122,137)	(10,362)	(2,788,783)	(61,036)	(1,097,902)	(2,895,016)
Companies	(532,314)	(154,438)	(686,752)	2.0	(1,314)	(33,143)	(10,362)	(43,421)	(15,442)	(583,070)	(643,316)
Financial institutions	(3,386,537)	(6,742)	(3,393,279)	9.8	-	(88,994)	-	(2,745,362)	(45,555)	(513,368)	(2,251,700)
Pessoas Físicas	(41)	(1,462)	(1,503)	0.0	-	-	-	-	(39)	(1,464)	-
Total	(31,292,709)	(3,213,387)	(34,506,096)	100.0	(7,075,708)	(2,522,423)	(2,479,700)	(6,108,401)	(3,370,890)	(12,948,974)	(24,038,478)
% per maturity term					20.5	7.3	7.2	17.7	9.8	37.5
Total – 06/30/2015	(21,631,292)	(2,407,186)	(24,038,478)	100.0	(4,210,587)	(1,823,661)	(3,159,323)	(1,948,675)	(2,287,421)	(10,608,811)
% per maturity term					17.5	7.6	13.2	8.1	9.5	44.1

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.25

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2016
								Other derivative
				Forwards		Forwards	Target flow of	financial
	Futures	Swaps	Options	(onshore)	Credit derivatives	(offshore)	swap	instruments
BM&FBOVESPA	421,241,027	48,236,128	283,589,542	22,692,020	-	78,489,180	-	-
Overt-the-counter market	95,952,775	372,735,194	112,648,257	5,178,305	12,160,490	148,931,887	1,479,490	17,595,613
Financial institutions	95,874,257	237,011,988	87,486,941	2,258,849	12,160,490	93,996,394	-	7,926,891
Companies	78,518	52,612,150	24,573,257	2,919,456	-	54,766,787	1,479,490	9,660,898
Individuals	-	83,111,056	588,059	-	-	168,706	-	7,824
Total	517,193,802	420,971,322	396,237,799	27,870,325	12,160,490	227,421,067	1,479,490	17,595,613
Total – 06/30/2015	441,475,190	261,339,531	494,685,545	20,239,799	10,717,728	135,363,832	1,748,024	13,482,450

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on calculation of Required Referential Equity.

	06/30/2016			06/30/2015
		Notional amount of credit			Notional amount of credit
	Notional amount of	protection purchased with		Notional amount of	protection purchased with
	credit protection sold	identical underlying amount	Net position	credit protection sold	identical underlying amount	Net position

Credit swaps	(8,055,377)	4,105,113	(3,950,264)	(7,587,222)	3,115,518	(4,471,704)
Total return rate swaps	-	-	-	(14,988)	-	(14,988)
Total	(8,055,377)	4,105,113	(3,950,264)	(7,602,210)	3,115,518	(4,486,692)

The effect on the referential equity (Note 3) was R$ 336,215 (R$ 406,171 at 06/30/2015).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.26

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING PRUDENTIAL is to hedge cash flows of interest receipt and payment (CDB / Redeemable Preferred Shares / Syndicated Loans / Assets Transactions and Funding) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM*), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over, LIBOR, UF*, TPM* and foreign exchange rate.

* UF (Chilean Unit of Account) / *TPM (Monetary Policy Rate).

	06/30/2016			06/30/2015
	Hedge Instrument		Hedge assets	Hedge Instrument		Hedge assets
		Adjustment to			Adjustment to
Strategies	Nominal value	market value (*)	Book value	Nominal value	market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	86,503,505	(1,286,957)	87,581,336	56,996,512	1,357,305	59,085,997
Hedge of syndicated loan	6,740,580	(95,196)	6,740,580	6,515,460	(72,949)	6,515,460
Hedge of assets transactions	11,199,531	20,844	12,223,651	-	-	-
Hedge of UF - denominated assets	8,162,552	5,615	8,162,552	-	-	-
Hedge of funding	2,984,360	(24,750)	2,984,360	-	-	-
Hedge of loan operations	738,950	8,602	738,950	-	-	-
Total	116,329,478	(1,371,842)	118,431,429	63,511,972	1,284,356	65,601,457

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 380,205 (R$ 510,805 at 06/30/2015).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2016, part of the flow of these agreements was realized, and, accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM and UF), ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DI futures contracts on BM&FBOVESPA, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING PRUDENTIAL consists of hedging the exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets.

	06/30/2016				06/30/2015
	Hedge instrument		Hedge assets		Hedge instrument		Hedge assets
		Adjustment to		Adjustment to		Adjustment to		Adjustment to
Strategies	Nominal value	market value (*)	Book value	market value (*)	Nominal value	market value (*)	Book value	market value (*)
Hedge of loan operations	3,159,409	(89,437)	3,159,409	84,387	3,467,913	(66,209)	3,467,913	65,953
Hedge of available-for-sale securities	10,980	46	10,980	(201)	-	-	-	-
Hedge of funding	6,403,644	12,347	6,403,644	(12,851)	620,520	390	620,520	(462)
Total	9,574,033	(77,044)	9,574,033	71,335	4,088,433	(65,819)	4,088,433	65,491

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and denominated in Euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.27

III) We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	06/30/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	31,189,985	29,163,887	12,480,638	6,233,224	7,316,765	119,006	-	86,503,505
Hedge of syndicated loan	6,740,580	-	-	-	-	-	-	6,740,580
Hedge of loans	4,627,346	5,308,970	728,884	-	534,331	-	-	11,199,531
Hedge of assets denominated in UF	6,595,556	-	-	1,566,996	-	-	-	8,162,552
Hedge of funding (Cash flow)	-	1,389,254	-	-	354,143	1,240,963	-	2,984,360
Hedge of loan operations (Cash flow)	123,560	-	-	24,390	19,512	571,488	-	738,950
Hedge of loan operations (Market risk)	188,861	726,749	159,869	78,972	32,432	360,302	1,612,224	3,159,409
Hedge of funding (Market risk)	483,817	2,930,138	97,603	2,563,048	329,038	-	-	6,403,644
Hedge of available-for-sale securities	10,980	-	-	-	-	-	-	10,980
Total	49,960,685	39,518,998	13,466,994	10,466,630	8,586,221	2,291,759	1,612,224	125,903,511

	06/30/2015
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	11,474,234	18,301,467	21,352,049	5,380,321	173,975	314,466	-	56,996,512
Hedge of syndicated loan	-	1,241,040	5,274,420	-	-	-	-	6,515,460
Hedge of loan operations (Market risk)	103,735	172,893	652,479	449,877	302,129	417,587	1,369,213	3,467,913
Hedge of funding (Market risk)	620,520	-	-	-	-	-	-	620,520
Total	12,198,489	19,715,400	27,278,948	5,830,198	476,104	732,053	1,369,213	67,600,405

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.28

h)	Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Opening balance	(5,710,497)	(312,891)
Adjustments with impact on:
Results	2,838,084	205,731
Trading securities	1,513,930	178,749
Derivative financial instruments	1,324,154	26,982
Stockholders’ equity	4,106,287	1,176,564
Available-for-sale	2,795,885	51,480
Accounting hedge – derivative financial instruments	1,310,402	1,125,084
Futures	1,310,402	1,190,958
Swaps	-	(65,874)

Closing balance	1,233,874	1,069,404
Adjustment to market value	1,233,874	1,069,404
Trading securities	404,389	(125,271)
Available-for-sale securities	(1,286,883)	(520,322)
Derivative financial instruments	2,116,368	1,714,997
Trading securities	3,488,210	430,641
Accounting hedge	(1,371,842)	1,284,356
Futures	(1,371,842)	1,284,356
(*)	The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Gain (loss) – trading securities	967,664	(510,053)
Gain (loss) – available-for-sale securities	(403,839)	(676,299)
Gain (loss) – derivatives	7,824,977	(245,519)
Gain (loss) – foreign exchange variation on investments abroad	(8,884,374)	4,982,054
Total	(495,572)	3,550,183

During the periods ended June 30, 2016 and June 30, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL did not recognize impairment losses for Held-to-Maturity Financial Assets.

During the period ended June 30, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized R$ 223,914 as impairment losses for Available-for-Sale Financial Assets, recorded in the statement of income in the line "Net gain (loss) from investment securities and derivatives".

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.29

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING PRUDENTIAL exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	06/30/2016 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(643)	(205,037)	(393,282)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	158	(23,824)	(51,346)
Foreign Exchange Rates	Prices of Foreign Currencies	(2,682)	215,138	493,926
Price Index Linked	Interest of Inflation coupon	(378)	(22,840)	(42,084)
TR	TR Linked Interest Rates	(0)	(7)	(13)
Equities	Prices of Equities	(339)	14,175	49,570
TOTAL		(3,884)	(22,395)	56,771

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2016 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(4,711)	(1,523,075)	(2,952,530)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(3,192)	(453,573)	(856,130)
Foreign Exchange Rates	Prices of Foreign Currencies	(3,179)	212,526	498,044
Price Index Linked	Interest of Inflation coupon	(2,816)	(292,752)	(537,889)
TR	TR Linked Interest Rates	573	(133,128)	(287,588)
Equities	Prices of Equities	3,319	(76,902)	(132,535)
TOTAL		(10,006)	(2,266,904)	(4,268,628)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point to the fixed interest rate, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.30

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	06/30/2016										06/30/2015
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	220,006,612	98,397,657	43,417,788	19,677,250	9,394,800	7,998,356	5,145,472	3,896,732	11,284,985	419,219,652	382,154,713
Loans and discounted trade receivables	86,904,665	81,497,480	35,926,907	14,575,332	6,591,386	4,098,141	4,450,354	3,558,075	9,808,786	247,411,126	213,982,733
Financing	66,102,791	10,012,175	5,848,721	3,823,169	2,387,313	3,353,391	423,981	262,023	1,188,158	93,401,722	108,220,966
Farming and agribusiness financing	7,301,293	907,122	552,488	229,139	92,028	76,986	17,457	12,322	24,978	9,213,813	7,751,407
Real estate financing	59,697,863	5,980,880	1,089,672	1,049,610	324,073	469,838	253,680	64,312	263,063	69,192,991	52,199,607
Lease operations	3,290,015	3,693,021	1,328,689	434,537	186,786	58,254	167,137	52,724	156,911	9,368,074	5,409,622
Credit card operations	-	50,098,379	2,263,898	1,544,390	860,239	589,741	612,594	528,238	3,250,189	59,747,668	56,762,287
Advance on exchange contracts (1)	3,529,017	549,322	251,161	508,930	118,810	62,236	6,960	296	5,110	5,031,842	3,435,161
Other sundry receivables (2)	742,001	1,957,839	3,613	6,562	877	38	12,365	3,610	1,854,775	4,581,680	5,516,729
Total operations with credit granting characteristics	227,567,645	154,696,218	47,265,149	22,171,669	10,561,512	8,708,625	5,944,528	4,481,600	16,551,970	497,948,916	453,278,512
Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	75,198,859	74,310,356
Total with endorsements and sureties	227,567,645	154,696,218	47,265,149	22,171,669	10,561,512	8,708,625	5,944,528	4,481,600	16,551,970	573,147,775	527,588,868
Total – 06/30/2015	233,057,846	130,553,028	37,502,775	15,805,599	12,257,885	3,899,040	3,189,609	3,936,107	13,076,623	453,278,512

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.31

II – By maturity and risk level

	06/30/2016										06/30/2015
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,255,096	2,191,180	1,822,846	1,700,642	1,450,958	1,393,267	4,398,335	15,212,324	13,524,631
01 to 30	-	-	105,112	113,368	82,381	65,883	57,180	61,218	261,314	746,456	777,165
31 to 60	-	-	106,806	84,021	68,777	50,749	48,396	47,734	175,665	582,148	525,030
61 to 90	-	-	70,937	78,136	66,281	45,305	44,913	47,419	172,871	525,862	533,098
91 to 180	-	-	191,245	224,839	191,441	182,685	132,800	137,499	492,045	1,552,554	1,500,886
181 to 365	-	-	314,577	398,486	339,524	252,394	243,264	265,392	851,671	2,665,308	2,543,861
Over 365	-	-	1,466,419	1,292,330	1,074,442	1,103,626	924,405	834,005	2,444,769	9,139,996	7,644,591
Overdue installments	-	-	979,048	1,115,797	1,262,596	1,060,237	1,488,610	1,411,065	9,252,424	16,569,777	13,238,603
01 to 14	-	-	7,677	46,710	33,600	23,194	23,014	27,221	86,800	248,216	236,086
15 to 30	-	-	922,334	209,517	142,489	103,514	95,393	71,289	203,690	1,748,226	1,813,252
31 to 60	-	-	49,037	792,654	232,464	130,479	154,181	142,824	1,884,599	3,386,238	1,661,423
61 to 90	-	-	-	32,882	791,470	141,535	162,835	200,179	348,180	1,677,081	1,581,049
91 to 180	-	-	-	34,034	62,573	625,768	1,008,930	914,944	1,523,661	4,169,910	4,059,482
181 to 365	-	-	-	-	-	35,747	44,257	54,608	4,965,276	5,099,888	3,811,244
Over 365	-	-	-	-	-	-	-	-	240,218	240,218	76,067
Subtotal	-	-	3,234,144	3,306,977	3,085,442	2,760,879	2,939,568	2,804,332	13,650,759	31,782,101	26,763,234
Specific allowance	-	-	(32,341)	(99,210)	(308,545)	(828,263)	(1,469,784)	(1,963,032)	(13,650,759)	(18,351,934)	(14,113,492)
Subtotal - 06/30/2015	-	-	3,173,586	3,132,290	3,387,814	2,279,784	2,213,734	2,392,740	10,183,286	26,763,234
	Non-overdue operations
Falling due installments	227,184,496	153,278,068	43,564,788	18,574,084	7,345,339	5,908,064	2,913,156	1,646,218	2,802,522	463,216,735	422,195,606
01 to 30	26,130,543	33,481,447	7,236,074	2,991,410	1,107,451	1,022,198	357,582	90,184	428,312	72,845,201	57,741,746
31 to 60	9,766,059	14,580,910	3,611,753	1,521,126	489,255	314,619	248,910	77,745	239,094	30,849,471	35,506,808
61 to 90	10,850,756	9,468,258	2,860,278	932,186	256,443	186,710	297,577	61,645	123,828	25,037,681	23,701,883
91 to 180	22,897,301	17,795,268	6,211,732	1,988,917	637,326	414,352	186,851	85,939	227,004	50,444,690	45,035,073
181 to 365	28,349,693	18,638,881	6,218,718	2,637,275	945,137	519,875	343,704	608,000	291,887	58,553,170	57,397,958
Over 365	129,190,144	59,313,304	17,426,233	8,503,170	3,909,727	3,450,310	1,478,532	722,705	1,492,397	225,486,522	202,812,138
Overdue up to 14 days	383,149	1,418,150	466,217	290,608	130,731	39,682	91,804	31,050	98,689	2,950,080	4,319,672
Subtotal	227,567,645	154,696,218	44,031,005	18,864,692	7,476,070	5,947,746	3,004,960	1,677,268	2,901,211	466,166,815	426,515,278
Generic allowance	-	(773,481)	(440,310)	(565,941)	(747,607)	(1,784,324)	(1,502,480)	(1,174,088)	(2,901,211)	(9,889,442)	(7,210,672)
Subtotal - 06/30/2015	233,057,846	130,553,028	34,329,189	12,673,309	8,870,071	1,619,256	975,875	1,543,367	2,893,337	426,515,278
Grand total	227,567,645	154,696,218	47,265,149	22,171,669	10,561,512	8,708,625	5,944,528	4,481,600	16,551,970	497,948,916	453,278,512
Existing allowance	-	(773,481)	(472,651)	(665,151)	(1,056,152)	(8,520,534)	(5,943,934)	(4,481,152)	(16,551,970)	(38,465,025)	(27,654,425)
Minimum allowance required	-	(773,481)	(472,651)	(665,151)	(1,056,152)	(2,612,587)	(2,972,264)	(3,137,120)	(16,551,970)	(28,241,376)	(21,324,164)
Additional allowance (3)	-	-	-	-	-	(5,907,947)	(2,971,670)	(1,344,032)	-	(10,223,649)	(6,330,261)
Grand total - 06/30/2015	233,057,846	130,553,028	37,502,775	15,805,599	12,257,885	3,899,040	3,189,609	3,936,107	13,076,623	453,278,512
Existing allowance	-	(652,765)	(552,667)	(1,578,979)	(3,676,140)	(1,949,130)	(2,232,407)	(3,935,714)	(13,076,623)	(27,654,425)
Minimum allowance required	-	(652,765)	(375,028)	(474,168)	(1,225,789)	(1,169,712)	(1,594,804)	(2,755,275)	(13,076,623)	(21,324,164)
Additional allowance (3)	-	-	(177,639)	(1,104,811)	(2,450,351)	(779,418)	(637,603)	(1,180,439)	-	(6,330,261)
(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
(2)	The balance of non-accrual operations amounts to R$ 21,613,117 (R$ 17,887,037 at 06/30/2015);
(3)	Allocated to each level of risk in order to explain the additional volume.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.32

III – By business sector

	06/30/2016%		06/30/2015%
Public Sector	3,046,356	0.6%	5,212,629	1.1%
Private sector	494,902,560	99.4%	448,065,883	98.9%
Companies	265,047,701	53.2%	242,843,112	53.6%
Individuals	229,854,859	46.2%	205,222,771	45.3%
Grand total	497,948,916	100.0%	453,278,512	100.0%

b)	Credit concentration

	06/30/2016		06/30/2015
		% of		% of
Loan, lease and other credit operations (*)	Risk	total	Risk	total
Largest debtor	4,090,276	0.7	6,232,939	1.2
10 largest debtors	31,780,724	5.5	34,124,895	6.5
20 largest debtors	48,773,149	8.5	52,899,972	10.0
50 largest debtors	82,219,900	14.3	87,138,232	16.5
100 largest debtors	110,162,906	19.2	117,616,574	22.3

(*) The amounts include endorsements and sureties.

	06/30/2016		06/30/2015
Loan, lease and other credit operations and securities of companies and		% of		% of
financial institutions (*)	Risk	total	Risk	total

Largest debtor	7,708,999	1.1	6,393,218	1.0
10 largest debtors	46,124,087	6.8	45,653,548	7.4
20 largest debtors	75,579,690	11.2	73,862,892	11.9
50 largest debtors	122,706,046	18.2	122,578,341	19.8
100 largest debtors	162,511,940	24.1	163,365,088	26.4

(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Opening balance	(33,520,941)	(26,471,445)
Balance arising from the merger with Corpbanca (note 2c)	(2,282,754)	-
Effect of change in consolidation criteria (Note 2b)	(475,019)	-
Net increase for the period	(13,314,788)	(10,695,495)
Required by Resolution No. 2,682/99	(14,076,323)	(10,695,495)
Additional allowance (4)	761,535	-
Transfer of financial assets (Note 8f)	-	1,027,897
Write-Off	10,674,201	8,780,645
Exchange variation	454,276	(296,027)
Closing balance (1)	(38,465,025)	(27,654,425)
Required by Resolution No. 2,682/99	(28,241,376)	(21,324,164)
Specific allowance (2)	(18,351,934)	(14,113,492)
Generic allowance (3)	(9,889,442)	(7,210,672)
Additional allowance (4)	(10,223,649)	(6,330,261)
(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (358,198) (R$ (211,900) at 06/30/2015).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of filing for bankruptcy.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.

At June 30, 2016, the balance of the allowance in relation to the loan portfolio is equivalent to 7.7% (6.1% at 06/30/2015).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.33

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Expenses for allowance for loan losses	(13,314,788)	(10,695,495)
Income from recovery of credits written off as loss	1,801,126	2,138,672
Result of allowance for loan losses (*)	(11,513,662)	(8,556,823)

(*) The amounts related to the lease portfolio from 01/01 to 06/30/2016 are: Expenses for allowance for loan losses R$ 34,713 (R$ (72,214) from January 1 to June 30,2015) and Income from recovery of credits written off as losses amounting to R$ 44,699 (R$ 73,283 from January 1 to June 30, 2015).

II - Renegotiated loan operations

	06/30/2016			06/30/2015
					Allowance
		Allowance for			for Loan
	Portfolio (1)	Loan Losses	%	Portfolio (1)	Losses	%

Amended Credit Agreements	24,092,630	(10,436,166)	43.3%	19,695,286	(6,746,868)	34.3%
(-) Renegotiated loans overdue up to 30 days (2)	(7,811,328)	2,181,373	27.9%	(7,315,609)	1,099,672	15.0%
Renegotiated loans overdue over 30 days (2)	16,281,302	(8,254,793)	50.7%	12,379,677	(5,647,196)	45.6%

(1) The amounts related to the lease portfolio are R$ 206,391 (R$ 156,324 at 06/30/2015).

(2) Delays determined upon renegotiation.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

						01/01 to		01/01 to
	06/30/2016					06/30/2016	06/30/2015	06/30/2015
				Over 365		Income		Income
	0 - 30	31 - 180	181 - 365	days	Total	(expenses)	Total	(expenses)
Restricted operations on assets
Loan operations	-	2,207	225,537	192,202	419,946	(15,285)	228,337	36,947
Liabilities - restricted operations on assets
Foreign borrowing through securities	-	2,207	227,959	192,069	422,235	19,057	227,962	(34,017)
Net revenue from restricted operations						3,772		2,930

At June 30, 2016 and 2015 there were no balances in default.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.34

f)	Operations of sale or transfers and acquisitions of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at June 30, 2016 where the entity significantly retained the related risks and benefits is R$ 152,215 (R$ 195,196 at 06/30/2015), composed of real estate financing of R$ 140,663 (R$ 181,772 at 06/30/2015) and farming financing of R$ 11,552 (R$ 13,424 at 06/30/2015).

II-	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out sales operations or transfer of financial assets in which there was retention of credit risks of the financial assets then transferred. Accordingly, such credits continued being recognized, totaling R$ 5,563,320 at June 30, 2016. The operations are composed of: Mortgage Loans transactions with the amount recorded in assets of R$ 2,738,947, with fair value of R$ 2,678,466, and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 2,737,712 with fair value of R$ 2,677,231; Working capital operations with the amount recorded in assets of R$ 2,824,373 with fair value of R$ 2,824,373 and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 2,824,322 with fair value of R$ 2,824,322; Vehicle operations with the amount recorded in liabilities under Other Liabilities – Sundry of R$ 5,281 with fair value of R$ 5,281 and Loans to Individuals operations with the amount recorded in Other Liabilities – Sundry of R$ 9,809 with fair value of R$ 9,809.

Sales or transfers of financial assets without any risk and benefit retention totaling R$ 192,938 with an effect on results of R$ 52,837, net of the allowance for loan losses.

Acquisitions of loan portfolios with the retention of assignor’s risks the amount is R$ 207,037 during the first half of 2016.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.35

Note 9 - Foreign exchange portfolio

	06/30/2016	06/30/2015
Assets - other receivables	57,111,021	66,462,999
Exchange purchase pending settlement – foreign currency	32,568,271	36,876,074
Bills of exchange and term documents – foreign currency	2,075	-
Exchange sale rights – local currency	25,342,931	30,073,505
(Advances received) – local currency	(802,256)	(486,580)
Liabilities – other liabilities (Note 2a)	58,734,193	67,019,320
Exchange sales pending settlement – foreign currency	25,211,450	31,520,225
Liabilities from purchase of foreign currency – local currency	33,358,642	35,317,355
Other	164,101	181,740
Memorandum accounts	1,658,172	1,105,063
Outstanding import credits – foreign currency	903,131	1,038,652
Confirmed export credits – foreign currency	755,041	66,411

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.36

Note 10 – Funding, borrowing and onlending

a)	Summary

	06/30/2016						06/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	198,977,831	34,111,516	17,619,159	61,004,150	311,712,656	34.8	285,010,605	35.8
Deposits received under securities repurchase agreements	160,070,929	16,650,250	22,258,345	156,074,058	355,053,582	39.6	307,461,096	38.6
Funds from acceptance and issuance of securities	3,957,679	11,777,678	9,033,919	59,465,510	84,234,786	9.4	52,183,362	6.6
Borrowing and onlending	5,656,149	23,084,469	23,918,078	32,602,408	85,261,104	9.5	92,108,460	11.6
Subordinated debt (*)	96,497	9,426,863	1,199,845	49,558,877	60,282,082	6.7	59,228,350	7.4
Total	368,759,085	95,050,776	74,029,346	358,705,003	896,544,210		795,991,873
% per maturity term	41.1	10.6	8.3	40.0
Total - 06/30/2015	333,258,340	83,687,609	69,000,419	310,045,505	795,991,873
% per maturity term	41.9	10.5	8.7	39.0

b)	Deposits

	06/30/2016						06/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	60,664,111	-	-	-	60,664,111	19.5	54,088,508	19.0
Savings accounts	104,493,158	-	-	-	104,493,158	33.5	113,974,326	40.0
Interbank	3,429,753	1,727,724	981,299	228,369	6,367,145	2.0	27,032,650	9.5
Time deposits	30,390,809	32,383,792	16,637,860	60,775,781	140,188,242	45.0	89,915,121	31.5
Total	198,977,831	34,111,516	17,619,159	61,004,150	311,712,656		285,010,605
% per maturity term	63.8	10.9	5.7	19.6
Total – 06/30/2015	180,437,647	35,462,095	11,538,849	57,572,014	285,010,605
% per maturity term	63.3	12.5	4.0	20.2

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.37

c)	Deposits received under securities repurchase agreements

	06/30/2016						06/30/2015
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	26,459,668	13,452,910	16,998,193	112,696,983	169,607,754	47.8	205,970,949	67.0
Government securities	22,058,887	188,223	-	3,808	22,250,918	6.3	52,831,261	17.2
Títulos Privados	1,420,402	199,371	5,012	-	1,624,785	0.5	-	0.0
Own issue	2,773,366	13,063,654	16,985,829	112,693,175	145,516,024	41.0	136,881,737	44.5
Foreign	207,013	1,662	7,352	-	216,027	0.1	16,257,951	5.3
Third-party portfolio	125,981,308	-	-	-	125,981,308	35.5	71,371,226	23.2
Free portfolio	7,629,953	3,197,340	5,260,152	43,377,075	59,464,520	16.7	30,118,921	7.8
Total	160,070,929	16,650,250	22,258,345	156,074,058	355,053,582		307,461,096
% per maturity term	45.1	4.6	6.3	44.0
Total – 06/30/2015	144,302,473	12,085,415	16,881,795	134,191,413	307,461,096
% per maturity term	46.9	3.9	5.5	43.7

d)	Funds from acceptance and issuance of securities

	06/30/2016						06/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	2,422,192	10,399,863	5,650,771	28,929,838	47,402,664	56.3	27,610,616	53.0
Financial	36,095	828,462	935,465	16,902,772	18,702,794	22.2	7,383,338	14.1
Real estate	1,331,518	6,554,755	2,628,397	5,816,804	16,331,474	19.4	12,475,163	23.9
Bill of credit related to agribusiness	1,054,579	3,016,646	2,086,909	6,210,262	12,368,396	14.7	7,611,606	14.6
Mortgage notes	-	-	-	-	-	-	140,508	0.3
Foreign securities	1,443,852	926,669	1,925,287	28,012,941	32,308,749	38.4	21,165,103	40.6
Brazil risk note programme	75,062	98,449	331,313	4,560,284	5,065,108	6.0	6,224,229	11.9
Structure note issued	33,731	513,140	1,191,997	4,949,246	6,688,114	7.9	6,948,898	13.3
Bonds	1,333,680	236,799	323,633	16,711,796	18,605,908	22.1	5,912,996	11.4
Fixed rate notes	-	-	-	786,443	786,443	0.9	1,656,888	3.2
Eurobonds	-	77,565	5,773	751,888	835,226	1.0	-	-
Euronotes	-	-	-	-	-	-	104,372	0.2
Euro Medium Term Note Programme	-	-	-	-	-	-	15,477	0.0
Other	1,379	716	72,571	253,284	327,950	0.4	302,243	0.6
Structured Operations Certificates (*)	91,635	451,146	1,457,861	2,522,731	4,523,373	5.3	3,407,643	6.5
Total	3,957,679	11,777,678	9,033,919	59,465,510	84,234,786		52,183,362
% per maturity term	4.7	14.0	10.7	70.6
Total – 06/30/2015	3,491,050	14,946,657	12,152,204	21,593,451	52,183,362
% per maturity term	6.7	28.6	23.3	41.4

(*) As of June 30, 2016, the market value of the funding from Structured Operations Certificates issued is R$ 5,111,190 (R$ 3,773,609 at 06/30/2015) according to BACEN Circular Letter No. 3,623.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.38

e)	Borrowing and onlending

	06/30/2016						06/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	3,778,511	18,537,797	19,295,523	10,700,078	52,311,909	61.4	49,487,590	53.7
Domestic	951,902	64,779	26,183	51,253	1,094,117	1.3	1,201,557	1.3
Foreign (*)	2,826,609	18,473,018	19,269,340	10,648,825	51,217,792	60.1	48,286,033	52.4
Onlending	1,877,638	4,546,672	4,622,555	21,902,330	32,949,195	38.6	42,620,870	46.2
Domestic – official institutions	1,877,638	4,546,027	4,622,555	21,902,330	32,948,550	38.6	42,619,002	46.3
BNDES	1,243,773	1,510,861	1,529,104	8,820,484	13,104,222	15.4	16,410,346	17.8
FINAME	616,612	2,845,975	3,056,701	12,668,907	19,188,195	22.5	25,607,362	27.8
Other	17,253	189,191	36,750	412,939	656,133	0.8	601,294	0.7
Foreign	-	645	-	-	645	0.0	1,868	0.0
Total	5,656,149	23,084,469	23,918,078	32,602,408	85,261,104		92,108,460
% per maturity term	6.6	27.1	28.1	38.2
Total – 06/30/2015	4,851,454	19,457,982	23,273,978	44,525,046	92,108,460
% per maturity term	5.3	21.1	25.3	48.3

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Due to the exchange variation from the period from January 1 to June 30, 2016, the expense on financial operations – Borrowings and Onlending is presented with credit nature.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.39

f)	Subordinated debt

	06/30/2016						06/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	1,322,965	878,755	-	2,201,720	3.7	7,987,268	13.5
Financial treasury bills	68,209	7,716,386	255,284	19,433,330	27,473,209	45.5	26,334,005	44.4
Euronotes	-	349,545	-	25,019,173	25,368,718	42.1	24,519,858	41.4
Bonds	28,288	37,967	65,806	5,168,400	5,300,461	8.8	460,541	0.8
(-) Transaction costs incurred (Note 4b)	-	-	-	(62,026)	(62,026)	(0.1)	(73,322)	(0.1)
Grand total (*)	96,497	9,426,863	1,199,845	49,558,877	60,282,082		59,228,350
% per maturity term	0.2	15.6	2.0	82.2
Total – 06/30/2015	175,716	1,735,460	5,153,593	52,163,581	59,228,350
% per maturity term	0.3	2.9	8.7	88.1

(*) According to current legislation, the accounting balance of subordinated debt as of June 2016 was used for the calculation of reference equity as of December, 2012, totaling R$ 54.741.035.

Description
	Principal amount
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	Account balance

Subordinated CDB - BRL
	465,835	2006	2016	100% do CDI + 0,7% (*)	1,322,965
	366,830	2010	2017	IPCA + 7,21% a 7,33%	878,755
				Total	2,201,720
Subordinated financial bills - BRL
	365,000	2010	2016	100% do CDI + 1,35% a 1,36%	384,673
	1,874,000			112% a 112,5% do CDI	1,972,552
	30,000			IPCA + 7%	64,324
	206,000	2010	2017	IPCA + 6,95% a 7,2%	338,939
	3,223,500	2011	2017	108% a 112% do CDI	3,530,354
	3,650,000			100% do CDI + 1,29% a 1,52%	3,797,266
	352,400			IPCA + 6,15% a 7,8%	613,116
	138,000			IGPM + 6,55% a 7,6%	261,758
	500,000	2012	2017	100% do CDI + 1,12%	506,549
	42,000	2011	2018	IGPM + 7%	61,377
	30,000			IPCA + 7,53% a 7,7%	45,689
	6,373,127	2012	2018	108% a 113% do CDI	7,133,602
	460,645			IPCA + 4,4% a 6,58%	723,104
	3,782,100			100% do CDI + 1,01% a 1,32%	3,903,252
	112,000			9,95% a 11,95%	165,900
	2,000	2011	2019	109% a 109,7% do CDI	3,339
	1,000	2012	2019	110% do CDI	1,639
	12,000			11.96%	19,684
	100,500			IPCA + 4,7% a 6,3%	156,002
	1,000	2012	2020	111% do CDI	1,647
	20,000			IPCA + 6% a 6,17%	35,227
	6,000	2011	2021	109,25% a 110,5% do CDI	10,284
	2,306,500	2012	2022	IPCA + 5,15% a 5,83%	3,716,281
	20,000			IGPM + 4,63%	26,651
				Total	27,473,209

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,246,363
	1,000,000	2010	2021	5.75%	3,300,373
	750,000	2011	2021	5,75% a 6,2%	2,425,523
	550,000	2012	2021	6.2%	1,765,390
	2,625,000	2012	2022	5,5% a 5,65%	8,525,701
	1,870,000	2012	2023	5.13%	6,043,342
				Total	25,306,692

Subordinated bonds - CLP	13,739,331	2008	2022	7,4% a 7,99%	134,729
	41,528,200	2008	2033	3,5% a 4,5%	211,735
	110,390,929	2008	2033	4.8%	759,430
	98,151,772	2009	2035	4.8%	693,222
	2,000,000	2009	2019	10.7%	2,569
	94,500,000	2009	2019	IPC + 2%	116,578
	140,000,000	2010	2017	IPC + 2%	183,375
	11,311,860	2010	2032	4.4%	66,569
	24,928,312	2010	2035	3.9%	154,403
	125,191,110	2010	2036	4.4%	727,772
	87,087,720	2010	2038	3.9%	530,015
	68,060,124	2010	2040	4.1%	407,991
	33,935,580	2010	2042	4.4%	198,911
	104,000,000	2013	2023	IPC + 2%	114,891
	146,000,000	2013	2028	IPC + 2%	157,670
	510,107,100	2014	2024	LIB + 4%	581,784
	47,831,440	2014	2034	3.8%	258,817
				Total	5,300,461

Total					60,282,082

(*) Subordinated CDBs may be redeemed as from November 2011.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.40

Note 11 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING PRUDENTIAL is involved in contingencies that may be classified as follows.

a)	Contingent Assets: there are no contingent assets recorded.

b)  Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court). These are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodical basis, as from the calculation of the claimed amount which, in turn, is estimated based on the de jure or de facto characteristics related to that lawsuit. The amounts considered as probable losses are recorded as provisions.

In general, contingencies arise from revision of contracts and compensation for damages and pain and suffering. ITAÚ UNIBANCO HOLDING PRUDENTIAL is also a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSP) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time when these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest based on the inflation rates applied to the deposit accounts based on the MSPs.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the MSP, and we record provisions for such claims upon service of process for a claim. In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has decided that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it pronounces a final decision. However, there is no estimate when the judgment by STF will occur, since, due to the disqualification of certain ministers, there is no sufficient quorum at this time to resolve on the issue.

The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, in filings that carry no specific claim to such interest; (ii) the initial date of default interest, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. In relevant sentences in 2015, the STJ decided that: (i) the inclusion of interest in the calculation of execution is not applicable if there is no express sentence for this; and (ii) there shall be no payment of interest to holders of savings accounts after the proven closing date of those accounts. The thesis that understated inflation of plans subsequent to those challenged in the lawsuit can be included as full monetary correction of the debt, even with no express claim by the holder of savings account, has been reaffirmed. Additionally, STJ reaffirmed that the term for filling collection lawsuits expired within five years counted from the implementation date of the monetary stabilization plan (MSP). Accordingly, various collective lawsuits continue being extinguished by the Judiciary Branch as a result of this decision.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.41

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 2,536,817 (R$ 2,099,898 at 06/30/2015) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the de facto and de jure characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 464,529 (R$ 520,792 at 06/30/2015).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

					01/01 to
	01/01 to 06/30/2016				06/30/2015
	Civil	Labor	Other	Total	Total
Opening balance	5,119,246	5,669,807	132,668	10,921,721	9,823,674
Effect of change in consolidation criteria (Note 2b)	22,390	1,606	-	23,996	-
Balance arising from the merger with Corpbanca (Note 2c)	1,809	5,377	132,946	140,132	-
(-) Contingencies guaranteed by indemnity clauses (Note 4m I)	(236,000)	(983,585)	-	(1,219,585)	(1,086,680)
Subtotal	4,907,445	4,693,205	265,614	9,866,264	8,736,994
Monetary restatement / charges	175,533	290,271	-	465,804	456,092
Changes in the period reflected in results (Notes 12f and 12i)	561,956	1,070,928	(13,049)	1,619,835	1,489,043
Increase (*)	880,888	1,155,637	(12,671)	2,023,854	1,815,149
Reversal	(318,932)	(84,709)	(378)	(404,019)	(326,106)
Payment	(795,001)	(881,799)	-	(1,676,800)	(1,382,442)
Subtotal	4,849,933	5,172,605	252,565	10,275,103	9,299,687
(+) Contingencies guaranteed by indemnity clauses (Note 4m I)	249,559	1,007,617	-	1,257,176	1,176,508
Closing balance	5,099,492	6,180,222	252,565	11,532,279	10,476,195
Closing balance at 06/30/2015	4,945,489	5,368,183	162,523	10,476,195
Escrow deposits at 06/30/2016	1,611,494	2,111,259	-	3,722,753
Escrow deposits at 06/30/2015	1,939,080	2,257,555	-	4,196,635

(*) Civil provisions include the provision for economic plans amounting to R$ 102,330 (R$ 137,698 from January 1 to June 30, 2015) (Note 21k).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.42

-	Tax and social security lawsuits

Itaú Unibanco Holding S.A. and its subsidiaries classify as legal liability the lawsuits filed to discuss the legality and/or unconstitutionality of the legislation in force, to be included in a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits:

				01/01 to
	01/01 to 06/30/2016			06/30/2015
	Legal
Provisions	obligation	Contingencies	Total	Total

Opening balance	3,422,990	3,130,698	6,553,688	5,640,507
(-) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	(59,156)	(59,156)	(55,255)
Subtotal	3,422,990	3,071,542	6,494,532	5,585,252
Monetary restatement/charges	139,337	194,574	333,911	290,772
Changes in the period reflected in results	68,413	15,086	83,499	(5,637)
Increase	115,130	37,221	152,351	43,850
Reversal	(46,717)	(22,135)	(68,852)	(49,487)
Payment	(24,715)	(43,400)	(68,115)	(119,109)
Subtotal	3,606,025	3,237,802	6,843,827	5,751,278
(+) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	61,228	61,228	57,057
Closing balance	3,606,025	3,299,030	6,905,055	5,808,335
Closing balance at 06/30/2015	3,251,741	2,556,594	5,808,335

				01/01 to
	01/01 to 06/30/2016			06/30/2015
	Legal
Escrow deposits	obligation	Contingencies	Total	Total

Opening balance	3,435,295	448,881	3,884,176	3,950,535
Appropriation of income	172,690	30,674	203,364	59,853
Changes in the period	99,001	13,083	112,084	185,717
Deposited	140,186	13,303	153,489	297,901
Withdrawals	(16,089)	(220)	(16,309)	(27,700)
Reversals to income	(25,096)	-	(25,096)	(84,484)
Closing balance	3,706,986	492,638	4,199,624	4,196,105
Closing balance at 06/30/2015	3,814,935	381,170	4,196,105

The main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,146,687: as the law increased the CSLL rate for financial and insurance companies to 15%, the company is discussing the lack of constitutional support for this measure and, due to the principle of isonomy, the company is defending the levying of CSLL at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 1,130,496;

•	INSS – Accident Prevention Factor (FAP) – R$ 949,684: it challenges the legality of FAP and inconsistent calculation by the INSS. The corresponding escrow deposit balance totals R$ 101,231;

•	PIS and COFINS – Calculation basis – R$ 569,155: the company is defending the levying of contributions on revenue, understood as revenue from the sales of assets and services. The corresponding escrow deposit balance totals R$ 543,182.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.43

Off-balance sheet contingencies – The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 15,288,930, are described below:

•	INSS – Non-compensatory amounts – R$ 4,475,857: we defend the non-taxation of these amounts, mainly profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,995,823: the deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 637,208 of this amount is guaranteed in company purchase agreements;

•	IRPJ and CSLL – Interest on capital – R$ 1,325,014: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed – R$ 1,143,110: cases in which the liquidity and the ability to offset credit are discussed;

•	ISS – Banking Institutions – R$ 924,345: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Law No. 406/68.

•	IRPJ and CSLL – Disallowance of Losses – R$ 515,489: Discussion on the amount of tax loss (IRPJ) and/or social contribution loss carryforwards, which may reduce the calculation basis of said taxes.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,122,110 (R$ 776,408 at 06/30/2015) (Note 12a), basically represented by the guarantee for the Banco Banerj S.A. privatization process which occurred in 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	06/30/2016	06/30/2015
Securities (basically financial treasury bills – Note 7b)	930,395	784,319
Deposits in guarantee	4,058,700	3,890,983

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil, and they are held by the respective court until a decision is made. In case of a decision against ITAÚ UNIBANCO HOLDING PRUDENTIAL, the deposited amount is released from escrow and transferred to the counterparty to the lawsuit. In the case of a decision in favor of ITAÚ UNIBANCO HOLDING PRUDENTIAL, the deposited amount is released at the full deposited and updated amount.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING PRUDENTIAL are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, which is the reason why no estimate of the specific year in which these lawsuits will be terminated has been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluations by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, in the terms of CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.44

e)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to PPI – Installment Payment Incentive Programs substantially related to the local level, established by Laws: (Law No. 5,854, of April 27, 2015) Rio de Janeiro; (Law No. 8,927, o October 22, 2015 and Decree No. 26,624 of October 26, 2015) Salvador; (Law No. 18,181, of November 30, 2015 and Decree No. 29,275 of November 30, 2015) Recife; (Supplementary Law No. 95, of October 19, 2015) Curitiba. The programs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the programs in result was R$ 12,474, and it is recorded in Other Operating Income, Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.45

Note 12 - Breakdown of accounts

a)	Other sundry receivables

	06/30/2016	06/30/2015
Social contribution for offset (Note 13b I)	638,235	644,700
Taxes and contributions for offsetting	4,874,650	2,804,628
Escrow deposits for foreign fund raising program	1,352,720	448,611
Receivables from reimbursement of contingent liabilities (Note 11c)	1,122,110	776,408
Receivables from reimbursement of contingent liabilities	2,156,482	1,567,271
(Allowance for loan losses)	(1,034,372)	(790,863)
Rights receivable from financial assets sold or transferred	6,958	784,077
Sundry domestic debtors	1,834,622	1,181,480
Premiums from loan operations	1,212,676	2,130,333
Sundry foreign debtors	2,459,177	1,698,925
Retirement plan assets (Note 18)	2,246,088	2,528,227
Recoverable payments	43,484	121,873
Salary advances	297,008	241,638
Amounts receivable from related companies	129,178	141,885
Operations without credit granting characteristics	1,548,336	502,845
Securities and credits receivable	1,908,107	1,081,108
(Allowance for loan losses)	(359,771)	(578,263)
Other	528,701	546,187
Total	18,293,943	14,551,817

b)	Prepaid expenses

	06/30/2016	06/30/2015
Commissions (*)	1,114,418	1,374,272
Related to vehicle financing	106,283	194,096
Linked to Payroll Advance Loans	858,469	1,013,976
Other	149,666	166,200
Advertising	311,033	353,025
Other	989,942	767,450
Total	2,415,393	2,494,747
(*)	In the first semester of 2016, the impact on income from commissions from local correspondents, as described in Note 4g, was R$ 158,462 (R$ 99,536 at 06/30/2015).

c)	Other sundry liabilities

	06/30/2016	06/30/2015
Provisions for sundry payments	2,657,909	2,110,685
Personnel provision	1,629,644	1,435,117
Sundry creditors - local	1,645,210	1,821,472
Sundry creditors - foreign	3,784,544	3,848,782
Liabilities for official agreements and rendering of payment services	1,154,754	1,065,145
Creditors of funds to be released	1,009,696	1,346,118
Funds from consortia participants	107,750	76,783
Provision for Retirement Plan Benefits (Note 18)	691,552	524,701
Expenses for lease interests (*)	-	544,892
Liabilities from transactions related to credit assignments (Note 8f)	5,577,124	5,725,475
Liabilities from sales operations or transfer of financial assets	38,615	666,205
Minority interest of investment funds	4,018,490	3,159,658
Other	428,338	135,623
Total	22,743,626	22,460,656

(*) Change in the Accounting Treatment of Financial Lease (Note 4i).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.46

d)	Banking service fees

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Asset management	2,106,067	1,299,423
Funds management fees	1,765,996	976,492
Consortia management fees	340,071	322,931
Current account services	405,047	393,570
Credit cards - Relationship with stores	5,025,250	4,643,670
Sureties and credits granted	1,191,459	1,083,224
Loan operations	491,897	477,846
Guarantees provided	699,562	605,378
Receipt services	765,320	774,337
Collection fees	645,709	622,670
Collection services	119,611	151,667
Other	1,484,914	1,352,419
Custody services and management of portfolio	177,434	140,804
Economic and financial advisory	249,242	342,579
Foreign exchange services	44,612	42,897
Other services	1,013,626	826,139
Total	10,978,057	9,546,643

e)	Income from bank charges

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Loan operations/registration	400,435	516,135
Credit cards – annual fees and other services	1,552,130	1,509,072
Deposit account	77,507	57,388
Transfer of funds	104,505	95,147
Income from securities brokerage	183,061	181,113
Service package fees	2,832,375	2,330,809
Total	5,150,013	4,689,664

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.47

f)	Personnel expenses

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Compensation	(3,555,886)	(3,085,132)
Charges	(1,237,647)	(1,212,196)
Welfare benefits (Note 18)	(1,392,508)	(1,130,112)
Training	(73,281)	(86,585)
Labor claims and termination of employees (Note 11b)	(1,298,091)	(793,402)
Stock Option Plan	(175,709)	(116,634)
Total	(7,733,122)	(6,424,061)
Employees’ profit sharing	(1,505,999)	(1,495,406)
Total including employees’ profit sharing	(9,239,121)	(7,919,467)

g)	Other administrative expenses

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Data processing and telecommunications	(1,888,181)	(1,899,168)
Depreciation and amortization	(1,070,388)	(1,064,145)
Installations	(1,593,786)	(1,425,491)
Third-party services	(2,098,619)	(1,803,820)
Financial system services	(357,630)	(273,419)
Advertising, promotions and publication	(431,172)	(461,883)
Transportation	(198,141)	(197,978)
Materials	(138,499)	(194,903)
Security	(357,591)	(330,814)
Travel expenses	(86,163)	(100,108)
Other	(501,546)	(378,191)
Total	(8,721,716)	(8,129,920)

h)	Other operating revenue

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Reversal of operating provisions	19,307	124,660
Recovery of charges and expenses	62,266	27,443
Program for Settlement or Installment Payment of Federal (Note 11e)	11,443	117,585
Other	273,999	179,427
Total	367,015	449,115

i)	Other operating expenses

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Provision for contingencies (Note 11b)	(691,173)	(999,835)
Civil lawsuits	(561,956)	(843,925)
Tax and social security contributions	(142,266)	(148,388)
Other	13,049	(7,522)
Selling - credit cards	(1,427,333)	(1,437,773)
Claims	(132,026)	(149,483)
Refund of interbank costs	(141,598)	(133,457)
Amortization of goodwill on investments and acquisition	(1,265,701)	(1,082,036)
Other	(867,382)	(637,510)
Total	(4,525,213)	(4,440,094)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.48

Note 13 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation of income tax and social contribution:

	01/01 to	01/01 to
Due on operations for the period	06/30/2016	06/30/2015
Income before income tax and social contribution	20,235,597	9,700,598
Charges (income tax and social contribution) at the rates in effect (Note 4n)	(9,106,019)	(3,880,239)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates	(1,061,398)	1,599,179
Foreign exchange variation on investments abroad	(3,957,175)	1,996,969
Interest on capital	1,164,539	1,130,354
Dividends and interest on external debt bonds	174,573	116,551
Other nondeductible expenses net of non taxable income (*)	10,124,149	(3,414,536)
Income tax and social contribution expenses	(2,661,331)	(2,451,722)
Related to temporary differences
Increase (reversal) for the period	(8,147,464)	3,825,693
Increase (reversal) of prior periods	187	12,839
(Expenses)/Income from deferred taxes	(8,147,277)	3,838,532
Total income tax and social contribution expenses	(10,808,608)	1,386,810

(*) Includes temporary (additions) and exclusions.

II - Composition of tax expenses:

	01/01 to	01/01 to
	06/30/2016	06/30/2015
PIS and COFINS	(3,369,962)	(1,851,897)
ISS	(497,810)	(436,063)
Other	(339,553)	(265,917)
Total (Note 4n)	(4,207,325)	(2,553,877)

III- Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.49

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
				Realization /
	06/30/2015	06/30/2016	12/31/2015	Reversal	Increase (1)	06/30/2016	06/30/2015

Reflected in income and expense accounts			51,781,775	(11,873,422)	11,061,644	50,969,997	37,407,965
Related to income tax and social contribution loss carryforwards			5,392,225	(143,715)	752,312	6,000,822	6,814,376
Related to disbursed provisions			31,978,449	(8,113,176)	6,807,174	30,672,447	20,253,034
Allowance for loan losses			25,256,240	(2,262,963)	4,228,380	27,221,657	19,175,419
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			5,671,489	(5,671,489)	1,224,718	1,224,718	95,207
Allowance for real estate			179,857	(6,405)	18,427	191,879	161,764
Goodwill on purchase of investments			533,316	(170,873)	-	362,443	706,924
Other			337,547	(1,446)	1,335,649	1,671,750	113,720
Related to non-disbursed provisions (2)	26,819,867	36,989,599	14,411,101	(3,616,531)	3,502,158	14,296,728	10,340,555
Related to the operation	20,489,606	26,765,950	10,017,027	(3,311,917)	3,502,158	10,207,268	7,808,451
Provision for contingent liabilities	10,934,789	14,438,567	5,045,146	(564,655)	777,437	5,257,928	4,373,938
Civil lawsuits	4,745,822	5,093,596	2,109,109	(314,074)	263,179	2,058,214	1,946,830
Labor claims	3,713,656	6,095,618	1,710,746	(224,209)	413,893	1,900,430	1,437,762
Tax and social security contributions	2,447,441	3,237,802	1,220,970	(26,214)	100,365	1,295,121	978,976
Other	27,870	11,551	4,321	(158)	-	4,163	10,370
Adjustments of operations carried out on the futures settlement market	1,236,986	1,321,127	1,382,190	(885,666)	56,638	553,162	460,100
Legal obligation - tax and social security contributions	1,312,456	2,133,609	510,719	(1,105)	39,116	548,730	337,254
Other non-deductible provisions	7,005,375	8,872,647	3,078,972	(1,860,491)	2,628,967	3,847,448	2,637,159
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	6,330,261	10,223,649	4,394,074	(304,614)	-	4,089,460	2,532,104
Reflected in stockholders’ equity accounts			1,683,534	(858,149)	567,182	1,392,567	492,345
Adjustment to market value of available-for-sale securities	1,230,864	1,929,568	1,683,534	(858,149)	-	825,385	492,345
Cash flow hedge	-	1,260,405	-	-	567,182	567,182	-
Total (3)	28,050,732	40,179,572	53,465,309	(12,731,571)	11,628,826	52,362,564	37,900,310
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			644,700	(6,465)	-	638,235	644,700

(1) Includes balance arising from the merger with Corpbanca (R$ 1,215,410), Recovery acquisition (R$ 37,457) (Note 2c) and Effect of change in consolidation criteria (R$ 213.107) (Note 2b).

(2) From a financial point of view, rather than recording the provision of R$ 36,989,599 (R$ 26,819,867 at 06/30/2015) and deferred tax assets of R$ 14,298,728 (R$ 10,340,555 at 06/30/2015), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 52,362,564 (R$ 37,900,310 at 06/30/2015) to R$ 38,065,836 (R$ 27,559,755 at 06/30/2015).

(3) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.50

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

		Realization /
	12/31/2015	Reversal	Increase (1)	06/30/2016	06/30/2015
Reflected in income and expense accounts	3,387,394	(1,091,187)	9,857,898	12,154,105	3,576,387
Depreciation in excess – leasing	1,487,279	(670,997)	394,970	1,211,252	2,013,726
Restatement of escrow deposits and contingent liabilities	1,044,755	(73,059)	144,772	1,116,468	875,858
Provision for pension plan benefits	290,407	-	18,873	309,280	276,047
Adjustment to market value of securities and derivative financial instruments	190,460	(190,460)	7,944,419	7,944,419	21,228
Adjustments of operations carried out on the futures settlement market	59,668	-	512,297	571,965	38,921
Taxation of results abroad – capital gains	156,129	(156,129)	-	-	160,012
Other	158,696	(542)	842,567	1,000,721	190,595
Reflected in stockholders’ equity accounts	1,848,081	(1,646,732)	190,637	391,986	1,071,919
Adjustment to market value of available-for-sale securities	34,958	(212,905)	182,327	4,380	71,743
Cash flow hedge	1,433,827	(1,433,827)	-	-	542,922
Provision for pension plan benefits (2)	379,296	-	8,310	387,606	457,254
Total	5,235,475	(2,737,919)	10,048,535	12,546,091	4,648,306

(1) Includes balance arising from the merger with CorpBanca (R$ 992,641) (Note 2c) y Effect of change in consolidation criteria (R$ 593) (Note 2b).

(2) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 18).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.51

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2016, are:

									Provision for
	Deferred tax assets								deferred
			Tax loss/social				Social		income tax
	Temporary		contribution loss				contribution for		and social		Net deferred
	differences	%	carryforwards	%	Total	%	offset	%	contribution	%	taxes	%
2016	11,246,173	24%	20,517	0%	11,266,690	22%	3,051	0%	(3,891,624)	31%	7,378,117	18%
2017	11,556,154	25%	62,885	1%	11,619,039	22%	23,539	4%	(2,430,469)	20%	9,212,109	22%
2018	12,503,856	27%	226,294	4%	12,730,150	24%	56,066	9%	(1,881,015)	15%	10,905,201	27%
2019	3,976,025	9%	1,249,363	21%	5,225,388	10%	290,272	45%	(413,865)	3%	5,101,795	13%
2020	460,797	1%	2,343,219	39%	2,804,016	5%	265,307	42%	(1,563,999)	12%	1,505,324	4%
after 2020	6,618,737	14%	2,098,544	35%	8,717,281	17%	-	0%	(2,365,118)	19%	6,352,163	16%
Total	46,361,742	100%	6,000,822	100%	52,362,564	100%	638,235	100%	(12,546,091)	100%	40,454,708	100%
Present value (*)	41,883,808		4,978,480		46,862,288		558,124		(11,171,323)		36,249,089

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. There are no unrecorded deferred tax assets at 06/30/2016 and 06/30/2015.

c)	Tax and social security contributions

	06/30/2016	06/30/2015
Legal liabilities – tax and social security (Note 11b)	3,606,025	3,251,741
Provision for deferred income tax and social contribution (Note 13b II)	12,546,091	4,648,306
Taxes and contributions on income payable	1,291,376	1,419,433
Taxes and contributions payable	1,545,730	1,515,896
Total	18,989,222	10,835,376

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	06/30/2016	06/30/2015
Taxes paid or provided for	8,920,734	6,964,731
Taxes withheld and collected from third parties	7,497,381	6,937,148
Total	16,418,115	13,901,879

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.52

Note 14 – Permanent Assets

a)	Investments

I)	Composition of investments

	Number of shares held				06/30/2016				06/30/2015
				% Participation	Stockholders’			Equity in		Equity in
	Common	Preferred	Quotas	at 06/30/2016	equity	Net income	Investment (1)	earnings (1)	Investment (1)	earnings (1)
Domestic							14,121,861	(2,237,741)	16,297,518	4,025,723
BSF Holding S.A (2)	616,973,700	-	-	49.00%	2,064,098	205,107	1,270,800	100,503	1,001,693	116,966
Cia Itaú Capitalização	318,709	-	-	47.50%	534,472	165,235	253,875	78,461	401,029	86,371
Credicard Promotora de Vendas Ltda. (3) (4)	-	-	-	-	-	36,829	-	36,829	990,679	17,934
Facilita Promotora Ltda. (4)	-	-	-	-	-	16,696	-	16,696	461,370	12,432
Intrag Part Administração e Participações Ltda. (4)	-	-	-	-	-	73,062	-	53,882	974,958	114,067
Investimentos Bemge S.A.	675,541	1,376,635	-	86.81%	189,623	7,582	164,615	6,582	151,340	5,553
Itaú Administração Previdenciária Ltda	-	-	538,571,667	99.99%	131,853	12,775	126,093	15,122	93,357	17,301
Itaú BBA Participações S.A.	548,954	1,097,907	-	100.00%	1,659,389	120,622	1,473,494	110,765	1,254,839	53,380
Itaú BMG Participação Ltda.	89,999,973	-	-	99.99%	258,889	2,999	258,889	2,999	247,709	4,677
Itaú Vida e Previdência S. A.	304,663,062	-	-	34.33%	3,830,342	436,591	831,562	128,687	1,377,415	241,868
Itauseg Participações S.A.	5,071,251,017	-	-	100.00%	6,187,499	981,129	5,256,523	941,492	6,224,833	1,144,940
Itauseg Saúde S.A. (5)	1,593,873,200	-	-	53.72%	749,856	112,961	402,822	(34,552)	-	-
ITB Holding Brasil Participações Ltda.(6)	-	-	3,976,472,348	100.00%	21,494,106	(4,036,617)	-	(3,860,014)	794,189	1,913,103
Marcep Corretagem de Seguros S.A.	151,575,196	11,397,744	-	48.13%	605,020	137,766	291,175	66,302	388,791	141,309
Provar Negócios de Varejo Ltda (5)	-	-	165,357,844	54.28%	2,103,414	42,261	660,504	(11,342)	35,607	2,158
Recovery do Brasil Consultoria S.A.(7)	21,707,144	-	-	89.08%	85,567	2,525	723,237	2,249	-	-
Trishop Promoção e Serviços Ltda. (4)	-	-	-	-	-	12,415	-	12,415	350,526	8,483
Unibanco Negócios Imobiliários Ltda	-	-	3,175,323,941	99.94%	1,197,715	39,125	794,986	19,836	468,169	51,596
Other (8)							1,613,286	75,347	1,081,014	93,585

Foreign							3,455,174	(392,017)	5,272,857	1,076,409
BICSA Holdings Ltd. (9)	-	-	330,860,746	100.00%	1,692,382	37,650	1,656,538	(326,493)	-	-
CorpBanca Corredora de Seguro S.A.(10)	307,957,965	-	-	99.99%	93,413	9,090	93,404	9,089	-	-
IPI - Itaúsa Portugal Investimentos, SGPS Lda. (11)	-	-	49	49.00%	170,810	604	83,697	1,732	81,456	(6,245)
Itaú Asesorías Financeiras S.A. (10)	30,000	-	-	99.99%	84,874	5,765	84,866	5,764	-	-
Itaú Chile Administradora General de Fondos S.A.	9,999	-	-	99.99%	186,616	15,504	186,597	15,502	154,725	14,501
Itaú Chile Corredora de Seguros Ltda.	-	-	99	99.90%	274,659	26,560	274,384	26,533	227,754	17,586
Itaú Chile Holding, INC. (12) (13)	-	-	-	-	-	-	-	3,471	1,864,823	742,763
Itaú Europa Luxemburgo S.A.	9,767	-	-	100.00%	786,116	26,177	160,860	(6,814)	128,735	(11,151)
Jasper International Investiment LLC	42,487,620	-	-	100.00%	569,409	1,853	569,409	1,853	2,487,988	21,737
Other							345,419	(122,654)	327,376	297,218
Total							17,577,035	(2,629,758)	21,570,375	5,102,132
(1)	Investment amounts and net result of consolidated entities’ equity in earnings, in compliance with the provisions of BACEN Circular No. 3,701, of March 13, 2014.
(2)	Includes goodwill in the amount of R$ 259,391 at 06/30/2016 (R$ 338,662 at 06/30/2015).
(3)	Includes goodwill in the amount of R$ 34,964 at 06/30/2015.
(4)	Companies merged on May 31, 2016.
(5)	Companies reflect the effects from corporate events arising from their mergers.
(6)	As a result of the inclusion of ITB Holding Ltd. in the Consolidated, the interest of ITB Holding Brasil Participações Ltda. was indirectly eliminated as a whole.
(7)	Includes goodwill in the amount of R$ 647,016 at 06/30/2016.
(8)	Includes share of income not arising from net income.
(9)	Includes foreign exchange variation of (R$ 365,281) at 06/30/2016.
(10)	Inflow of investments on April 1, 2016 in Corpbanca acquisition process.
(11)	Includes foreign exchange variation of R$ 1,436 at 06/30/2016.
(12)	Includes foreign exchange variation of R$ 776,956 at 06/30/2015.
(13)	Company dissolved on February 29, 2016.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.53

II)	Other investments

	06/30/2016	06/30/2015
Other investments	645,891	577,987
Shares and quotas	53,284	50,893
Investments through tax incentives	142,759	142,718
Equity securities	11,809	15,443
Other	438,039	368,933
(Allowance for loan losses)	(149,525)	(149,490)
Total	496,366	428,497
Equity - Other investments	4,368	4,635

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.54

b)	Fixed assets, goodwill and intangible assets

I)	Fixed assets

		Real Estate in Use (2) (3)		Other Fixed Assets (3)
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Real estate in use (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP Systems	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2015	790,532	557,884	2,383,029	1,664,981	1,735,877	948,999	5,890,595	853,825	14,825,722
Acquisitions	77,885	55,577	70,428	94,015	11,724	38,470	207,188	67,429	622,716
Disposals	-	-	-	(41,617)	(66)	(6,673)	(111,075)	(994)	(160,425)
Exchange variation	(458)	(2,038)	(11,378)	(46,263)	13,313	49,530	55,411	14,278	72,395
Transfers	(489,433)	-	11,337	37,942	-	1	397,270	-	(42,883)
Other	(6,777)	150	102	800	23,242	2,699	(63,701)	(1,478)	(44,963)
Balance at 06/30/2016	371,749	611,573	2,453,518	1,709,858	1,784,090	1,033,026	6,375,688	933,060	15,272,562

Depreciation
Balance at 12/31/2015	-	-	(1,265,890)	(925,735)	(803,401)	(561,982)	(4,234,638)	(553,609)	(8,345,255)
Depreciation expenses	-	-	(31,006)	(135,397)	(69,700)	(49,004)	(403,213)	(46,647)	(734,967)
Disposals	-	-	-	41,448	1	3,768	98,328	437	143,982
Exchange variation	-	-	(11,308)	11,091	806	(14,524)	(110,072)	(5,930)	(129,937)
Other	-	-	(102)	(1,292)	(12,717)	(1,218)	44,211	1,504	30,386
Balance at 06/30/2016	-	-	(1,308,306)	(1,009,885)	(885,011)	(622,960)	(4,605,384)	(604,245)	(9,035,791)

Impairment
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2016	-	-	-	-	-	-	-	-	-

Book value
Balance at 06/30/2016	371,749	611,573	1,145,212	699,973	899,079	410,066	1,770,304	328,815	6,236,771
Balance at 06/30/2015	922,544	556,202	1,130,160	745,062	975,099	391,685	1,773,120	283,227	6,777,099

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 51,700, achievable by 2016.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 11d).

(3) Includes the amount of R$ 4,068 (R$ 4,589 at 06/30/2015) related to attached real estate.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.55

II) Goodwill

			Changes
	Amortization	Balance at		Amortization	Balance at	Balance at
	period	12/31/2015	Acquisitions	expenses	06/30/2016	06/30/2015

Goodwill (Notes 2b and 4j)	10 years	500	585,974	(18,558)	567,916	500

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.56

III) Intangible assets

		Other intangible assets
		Association for the
	Rights for	promotion and offer			Goodwill on
	acquisition of	of financial products	Acquisition of	Development of	Acquisition	Other Intangible
Intangible (1)	payroll (2)	and services	software	software	(Note 4k)	Assets	Total

Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2015	1,004,449	1,286,484	2,284,049	3,300,795	12,837,458	862,547	21,575,782
Acquisitions	157,297	709,066	1,014,672	125,787	5,717,788	278,501	8,003,111
Disposals	(108,026)	(14,023)	(2,851)	(832)	-	(14)	(125,746)
Exchange variation	-	(5,528)	(66,510)	-	(13,323)	(79,998)	(165,359)
Other	(5,996)	(167,551)	29,662	-	(11,253)	(28,185)	(183,323)
Balance at 06/30/2016	1,047,724	1,808,448	3,259,022	3,425,750	18,530,670	1,032,851	29,104,465

Amortization
Balance at 12/31/2015	(599,634)	(296,454)	(1,175,333)	(247,054)	(5,862,452)	(484,842)	(8,665,769)
Amortization expenses (3)	(112,501)	(102,238)	(201,161)	(113,178)	(1,192,991)	(21,082)	(1,743,151)
Disposals	105,694	14,023	153	-	-	14	119,884
Exchange variation	-	(62,441)	(128,061)	-	11,878	67,340	(111,284)
Other	-	84,204	17,436	-	281	(1,929)	99,992
Balance at 06/30/2016	(606,441)	(362,906)	(1,486,966)	(360,232)	(7,043,284)	(440,499)	(10,300,328)

Impairment (4)
Balance at 12/31/2015	(18,251)	(1,792)	-	(12,701)	-	-	(32,744)
Additions/ assumptions	-	-	(3,084)	(4,865)	-	-	(7,949)
Disposals	-	-	-	-	-	-	-
Balance at 06/30/2016	(18,251)	(1,792)	(3,084)	(17,566)	-	-	(40,693)

Book value
Balance at 06/30/2016	423,032	1,443,750	1,768,972	3,047,952	11,487,386	592,352	18,763,444
Balance at 06/30/2015	409,172	1,016,275	1,107,233	2,887,658	8,009,700	1,497,964	14,928,002

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 534,967, achievable by 2016.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(4) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 12i).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.57

Note 15 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock, through the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 5,983,915,949 book-entry shares with no par value, of which 3,047,040,198 are common and 2,936,875,751 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 85,148,000 (R$ 85,148,000 at 06/30/2015), of which R$ 57,507,585 (R$ 58,151,513 at 06/30/2015) refers to stockholders domiciled in the country and R$ 27,640,415 (R$ 26,996,487 at 06/30/2015) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Shares of capital stock at 06/30/2016	3,047,040,198	2,936,875,751	5,983,915,949
Residents in Brazil at 06/30/2016	3,033,812,779	1,007,627,491	4,041,440,270
Residents abroad at 06/30/2016	13,227,419	1,929,248,260	1,942,475,679
Treasury shares at 12/31/2015	2,795	162,562,650	162,565,445	(4,353,380)
Purchase of treasury shares	-	7,990,000	7,990,000	(200,200)
Exercised – granting of stock options	-	(8,740,245)	(8,740,245)	151,353
Disposals – stock option plan	-	(7,624,995)	(7,624,995)	285,581
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670,000
Treasury shares at 06/30/2016 (1)	2,795	54,187,410	54,190,205	(1,446,646)
Outstanding shares at 06/30/2016	3,047,037,403	2,882,688,341	5,929,725,744
Outstanding shares at 06/30/2015	3,047,037,403	2,947,015,705	5,994,053,108

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 06/30/2016:

Cost / Market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	25.06
Maximum	-	25.98
Treasury shares
Average cost	7.25	26.70
Market value	26.02	30.30

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.58

I - Calculation

Net income - Itaú Unibanco Holding Individual (BR GAAP)	8,938,277
Adjustments:
(-) Legal reserve	(446,914)
Dividend calculation basis	8,491,363
Mandatory dividend	2,122,841
Dividend – paid/provided for	2,544,295	30.0%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	444,283	-	444,283
Dividends - 05 monthly installments of R$ 0.015 per share paid in February to June 2016
	444,283	-	444,283
Declared (recorded in other liabilities – Social and Statutory)	1,959,079	(280,521)	1,678,558
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/01/2016	88,946	-	88,946
Interest on capital - R$ 0.3154 per share.	1,870,133	(280,521)	1,589,612

Declared after June 30, 2016 (Recorded in Revenue Reserves – Unrealized profits)	495,828	(74,374)	421,454
Interest on capital - R$ 0.0836 per share	495,828	(74,374)	421,454
Total from 01/01 to 06/30/2016 - R$ 0.4291 net per share	2,899,190	(354,895)	2,544,295
Total from 01/01 to 06/30/2015 - R$ 0.4291 net per share	2,883,340	(358,653)	2,524,687

c)	Capital and revenue reserves

	06/30/2016	06/30/2015
Capital reserves	1,329,803	1,331,243
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,045,186	1,046,626
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	30,613,893	21,027,080
Legal	7,327,721	6,328,988
Statutory:	22,790,344	14,698,092
Dividends equalization (1)	9,721,065	5,522,122
Working capital increase (2)	5,728,184	4,170,673
Increase in capital of investees (3)	7,341,095	5,005,297
Unrealized profits (4)	495,828	-
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after June 30, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
ITAÚ UNIBANCO HOLDING	8,938,277	10,630,264	113,911,760	105,866,462
Amortization of goodwill	254,770	280,115	(278,795)	(863,505)
ITAÚ UNIBANCO HOLDING PRUDENTIAL	9,193,047	10,910,379	113,632,965	105,002,957

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDADO

	06/30/2016	06/30/2015
Available-for-sale securities	(979,851)	(707,636)
Hedge cash flow	(796,341)	707,499
Remeasurements in liabilities of post-employment benefits	(235,893)	(161,103)
Asset valuation adjustments	(2,012,085)	(161,240)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.59

f) Non-controlling interests

	Stockholders’
	equity		Net Income
			01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Itaú CorpBanca (Nota 2c)	10,194,073	-	(14,985)	-
Banco CorpBanca Colômbia S.A. (Nota 2c)	1,297,006	-	(15,032)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)	489,750	-	(56,485)	-
Banco Itaú BMG Consignado S.A.	952,677	885,097	(36,719)	(70,765)
Luizacred S.A. Soc. Cred. Financiamento Investimento (1)	274,819	-	(22,184)	-
Banco Investcred Unibanco S.A. (1)	19,864	-	(659)	-
Other	13,136	27	631	-
Total	13,241,325	885,124	(145,433)	(70,765)

(1) As from June 30, 2016 they are fully consolidated to ensure the total coverage of the entity’s risks, as determined by the Central Bank of Brazil.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.60

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 06/30/2016, the accounting effect of the share-based payment in income was R$ (312,916) (R$ (456,307) from 01/01 to 06/30/2015).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.61

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2015	45,948,317	35.08
Options exercisable at the end of the period	32,407,235	36.74
Options outstanding but not exercisable	13,541,082	31.12
Options:
Granted	-	-
Canceled / Forfeited (*)	(57,891)	34.21
Exercised	(665,703)	26.17	32.16
Closing balance at 06/30/2016	45,224,723	37.48
Options exercisable at the end of the period	31,953,928	39.23
Options outstanding but not exercisable	13,270,795	33.27
Range of exercise prices
Granting 2009-2010		28,04 - 45,55
Granting 2011-2012		23,88 - 44,49
Weighted average of the remaining contractual life (in years)	2.13

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Options:
Granted	-	-
Canceled / Forfeited (*)	(403,151)	33.24
Exercised	(150,057)	24.31	33.39
Closing balance at 06/30/2015	54,608,904	33.34
Options exercisable at the end of the period	28,673,987	33.25
Options outstanding but not exercisable	25,934,917	33.43
Range of exercise prices
Granting 2008-2009		24,82 - 37,95
Granting 2010-2012		23,88 - 39,30
Weighted average of the remaining contractual life (in years)	2.58

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.62

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 21.40 per share at 06/30/2016 (R$ 33.33 per share at 06/30/2015).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2015	30,605,777
New granted	11,263,474
Cancelled	(207,687)
Exercised	(8,074,541)
Balance at 06/30/2016	33,587,023
Weighted average of remaining contractual life (years)	3.04

Quantity
Balance at 12/31/2014	26,734,428
New granted	10,402,580
Cancelled	(514,102)
Exercised	(2,286,148)
Balance at 06/30/2015	34,336,759
Weighted average of remaining contractual life (years)	2.30

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.63

III- Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 24.16 per share at 06/30/2016 (R$ 31.24 per share at 06/30/2015).

Change in variable compensation in shares	2016
Quantity
Balance at 12/31/2015	20,295,976
New	12,202,238
Delivered	(10,123,397)
Cancelled	(60,164)
Balance at 06/30/2016	22,314,653

Change in variable compensation in shares	2015
Quantity
Balance at 12/31/2014	16,366,009
New	11,837,297
Delivered	(7,551,017)
Cancelled	(540,168)
Balance at 06/30/2015	20,112,121

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.64

Note 16 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 21d and 21i; and

•	Domestic investments, specially: Itauseg Participações S.A., ITB Holding Brasil Participações, Intrag-Part Administração e Participações Ltda., Unibanco Negócios Imobiliários, Itaú Vida e Previdência, Cia. Itaú de Capitalização, BSF Holding S.A., Marcep Corretagem de Seguros S.A., Itaú Unibanco Servs. e Proc, de Inf. Comerciais Ltda. and Fináustria Ass., Adm., Serv. Crédito e Participações Ltda., and foreign investments ITB Holding Ltd., Jasper International Investment LLC and Itaú Chile Holding, INC.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.65

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING PRUDENTIAL
	Assets / (liabilities)		Revenue / (expense)
			01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Money market	-	-	-	98
Jasper International Investment LLC	-	-	-	98
Negotiation and intermediation of securities - assets	-	43,087	-	-
BICSA Holdings Ltd	-	42,285	-	-
Jasper International Investment LLC	-	802	-	-
Securities and derivative financial instruments - assets	-	19,081	2,352	611,381
Jasper International Investment LLC	-	-	-	43,488
BICSA Holdings Ltd	-	19,081	-	567,893
Banco Itaú Chile	-	-	2,352	-
Credit operations	-	8	-	99
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inver	-	8	-	-
Itaú Chile Administradora General de Fondos	-	-	-	99
Foreign exchange portfolio - assets	584,088	588,467	1,295	258
Itaú Europa Luxembourg S.A.	-	588,467	1,120	258
Itaú BBA International PLC	584,088	-	-	-
Banco Itaú Chile	-	-	175	-
Deposits received under securities repurchase agreements	(1,522,748)	(2,358,453)	(110,192)	(118,362)
Itauseg Participações S.A.	(20,992)	(4,686)	(13,603)	(478)
ITB Holding Brasil Participações Ltda.	(27,282)	(180,032)	(25,699)	(9,218)
Itaú Unibanco Serviços e Processamento de Informações Comerciais	(112,815)	(100,763)	(7,123)	(6,164)
Duratex S.A.	(17,892)	(72,269)	(2,310)	(5,691)
Itaú Chile Corredora de Seguros Limitada	(259,677)	(211,384)	(1,980)	(2,868)
Itaú Rent Administração e Participações Ltda.	(120,309)	(175,306)	(5,309)	(7,907)
Marcep Corretagem de Seguros S.A.	(106,721)	(178,202)	(4,666)	(9,070)
Intrag-Part Administração e Participações Ltda.	-	(266,765)	-	(5,692)
Itaú-BBA Participações S.A.	(114,279)	(334,605)	(6,601)	(26,878)
Credicard Promotora de Vendas Ltda.	-	(160,094)	-	(9,316)
Provar Negócios de Varejo Ltda.	(122,780)	-	(6,505)	-
Unibanco Negócios Imobiliários Ltda.	(121,629)	-	(3,162)	-
IGA Participações	(152,257)	-	(10,581)	-
Other (*)	(346,115)	(674,347)	(22,653)	(35,080)
Time deposits	(765,804)	(1,000,702)	(12,488)	(19,418)
Itauseg Participações S.A.	-	(266,233)	-	(14,989)
Itaú Chile Compañia de Seguros de Vida S.A.	(111,977)	(118,226)	(1,200)	(1,694)
IPI - Itaúsa Portugal Investimentos, SGPS Lda.	(168,858)	(164,666)	(682)	(285)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.	(150,996)	(147,059)	(795)	(340)
Itaú Europa Luxembourg S.A.	(148,163)	-	(962)	-
Other	(185,810)	(304,518)	(8,849)	(2,110)
Derivative financial instruments - liabilities	-	(126,338)	-	(705,460)
BICSA Holdings Ltd	-	(126,338)	-	(716,591)
Jasper International Investment LLC	-	-	-	11,131
Banco Itaú Chile	-	-	(134)	-
Debêntures	-	(8,823)	-	-
Itaú Chile Compañia de Seguros de Vida S.A.	-	(8,823)	-	-
Foreign exchange portfolio - liabilities	(588,730)	(590,573)	(6,016)	(156)
Itaú Europa Luxembourg S.A.	(588,730)	(590,573)	-	(156)
Other	-	-	(6,016)	-
Amounts receivable from (payable to) related companies / Banking service	(127,107)	(216,608)	322,467	338,645
Itaú Seguros S.A.	(10,967)	11,719	294,466	302,480
Itaú USA. Inc.	13,270	12,206	-	-
Fundação Itaú Unibanco - Previdência Complementar	(122,633)	(116,114)	21,022	17,993
Itaú Unibanco Serviços e Processamento de Informações Comerciais	-	(28,440)	(25,859)	-
Itaú Vida e Previdência S.A.	11,426	(85,049)	25,545	24,197
Other	(18,203)	(10,930)	7,293	(6,025)
Negotiation and intermediation of securities - liabilities	-	(23,682)	-	-
BICSA Holdings Ltd	-	(12,078)	-	-
Jasper International Investment LLC	-	(11,604)	-	-
Rent revenues (expenses)	-	-	(145,934)	(134,365)
Itaú Rent Administração e Participações Ltda.	-	-	(77,671)	(71,297)
Fundação Itaú Unibanco - Previdência Complementar	-	-	(21,735)	(19,665)
Itaú Seguros S.A.	-	-	(17,186)	(15,406)
Other	-	-	(29,342)	(27,997)
Donation expenses	-	-	(16,500)	(28,660)
Instituto Itaú Cultural	-	-	(16,500)	(27,780)
Associação Itaú Viver Mais	-	-	-	(880)
Data processing expenses	-	-	-	(36,745)
Itaú Unibanco Serviços e Processamento de Informações Comerciais	-	-	-	(36,745)

(*) Corresponds to related parties with 14 directly-controlled subsidiaries, not included in Prudential Consolidated.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.66

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING PRUDENTIAL management members are as follows:

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Compensation	168,645	226,520
Board of Directors	20,190	11,881
Management members	148,454	214,639
Profit sharing	88,509	106,264
Board of Directors	1,166	195
Management members	87,343	106,069
Contributions to pension plans	6,460	5,423
Board of Directors	116	2
Management members	6,344	5,421
Stock option plan – Management members	146,716	104,943
Total	410,330	443,150

Information related to the granting of the stock option plan, benefits to employees and post-employment benefits is detailed in Notes 15f IV and 18, respectively.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.67

Note 17 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
							Stockholders’
	Book value		Market		Results		equity
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Interbank deposits	25,358,643	32,519,851	25,367,473	32,520,170	8,830	319	8,830	319
Securities and derivative financial instruments	213,851,048	212,387,718	213,390,972	211,793,712	(2,286,050)	(1,796,753)	(460,076)	(594,006)
Adjustment of available-for-sale securities					(1,286,883)	(520,322)	-	-
Adjustment of held-to-maturity securities					(999,167)	(1,276,431)	(460,076)	(594,006)
Loan, lease and other credit operations	459,483,891	425,624,087	464,314,416	427,997,619	4,830,525	2,373,532	4,830,525	2,373,532
Investments - BM&FBOVESPA	14,610	14,610	197,310	128,471	182,700	113,861	182,700	113,861
Funding and borrowing (2)	283,102,082	218,618,723	284,191,325	219,517,427	(1,089,243)	(898,704)	(1,089,243)	(898,704)
Subordinated debt (Note 10f)	60,282,082	59,228,350	60,966,964	59,816,966	(684,882)	(588,616)	(684,882)	(588,616)
Treasury shares	1,446,646	2,342,126	1,641,951	2,795,549	-	-	195,305	453,423

(1) This does not consider the corresponding tax effects.

(2) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.68

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.69

Note 18 – Post-Employments Benefits

We present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Cost of current service	(30,714)	(32,844)	-	-	-	-	(30,714)	(32,844)
Net interest	(5,520)	(2,997)	119,569	109,401	(9,751)	(8,495)	104,298	97,909
Effects on asset ceiling	-	-	(63,525)	(70,262)	-	-	(63,525)	(70,262)
Benefits paid	-	-	-	-	6,514	7,153	6,514	7,153
Total Amounts Recognized	(36,234)	(35,841)	56,044	39,139	(3,237)	(1,342)	16,573	1,956

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 163,277 (R$ 109,585 from 01/01 to 06/30/2015), of which R$ 63,525 (R$ 70,262 from 01/01 to 06/30/2015) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
At the beginning of the period	(44,638)	(75,206)	(315,662)	(221,058)	(12,570)	(8,436)	(372,870)	(304,700)
Effects on asset ceiling	(13,613)	13,851	3,788	(9,888)	-	-	(9,825)	3,963
Remeasurements	14,125	5,821	(1,531)	22,053	-	-	12,594	27,874
Total Amounts Recognized	(44,126)	(55,534)	(313,405)	(208,893)	(12,570)	(8,436)	(370,101)	(272,863)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.70

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 18c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.71

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	06/30/2016	06/30/2015
Discount rate (1)	11.28% p.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	5.04% a 7.12 % p.a.	5.04% a 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2015 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables. The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.72

- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.73

At June 30, 2016 and 2015, the allocation of plan assets and the allocation target for 2016, by type of asset, are as follows:

	Fair value		% Allocation
Types	06/30/2016	06/30/2015	06/30/2016	06/30/2015	2016 Target
Fixed income securities	12,676,141	12,527,427	90.78%	91.15%	53% a 100%
Variable income securities	589,410	655,102	4.21%	4.77%	0% a 20%
Structured investments	756	24,083	0.01%	0.18%	0% a 10%
Real estate	627,775	475,199	4.50%	3.46%	0% a 7%
Loans to participants	70,128	61,861	0.50%	0.45%	0% a 5%
Total	13,964,210	13,743,672	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 489,279 (R$ 566,748 at 06/30/2015) and real estate rented to Group companies, with a fair value of R$ 601,323 (R$ 444,899 at 06/30/2015).

Fair value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2015, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2016	06/30/2015
1 - Net assets of the plans	13,964,210	13,743,672
2 - Actuarial liabilities	(11,974,712)	(11,909,687)
3- Surplus (1-2)	1,989,498	1,833,985
4- Asset restriction (*)	(2,268,267)	(1,922,890)
5 - Net amount recognized in the balance sheet (3-4)	(278,769)	(88,905)
Amount recognized in Assets (Note 12a)	230,735	263,861
Amount recognized in Liabilities (Note 12c)	(509,504)	(352,766)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with BACEN Resolution nº 4.424/15.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.74

V- Change in the net amount recognized in the balance sheet:

	06/30/2016
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)
Cost of current service	-	(30,714)	(30,714)	-	(30,714)
Net interest (1)	741,575	(626,297)	115,278	(120,798)	(5,520)
Benefits paid	(438,002)	438,002	-	-	-
Contributions of sponsor	31,684	-	31,684	-	31,684
Contributions of participants	6,766	-	6,766	-	6,766
Effects on asset ceiling	-	-	-	(13,613)	(13,613)
Balance arising from the merger with
CorpBanca (note 2c)	-	(205,164)	(205,164)	-	(205,164)
Exchange variation	(11,214)	29,282	18,068	-	18,068
Remeasurements (2) (3)	-	7,359	7,359	-	7,359
Value at end of the period	13,964,210	(11,974,712)	1,989,498	(2,268,267)	(278,769)

	06/30/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)
Cost of current service	-	(32,844)	(32,844)	-	(32,844)
Net interest (1)	667,230	(575,871)	91,359	(94,356)	(2,997)
Benefits paid	(404,467)	404,467	-	-	-
Contributions of sponsor	31,501	-	31,501	-	31,501
Contributions of participants	6,448	-	6,448	-	6,448
Effects on asset ceiling	-	-	-	13,851	13,851
Remeasurements (2) (3)	5,203	(10,761)	(5,558)	4,931	(627)
Value at end of the period	13,743,672	(11,909,687)	1,833,985	(1,922,890)	(88,905)

 (1) Corresponds to the amount calculated on 01/01/2016 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 11.28% p.a.(On 01/01/2015 the rate used was 10.24% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 741,575 (R$ 672,433 at 06/30/2015)

During the period, contributions made totaled R$ 31,684 (R$ 31,501 from 01/01 to June 30, 2015) . The contribution rate increases based on the beneficiary’s salary.

In 2016, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 54,871.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated payment
2016	949,161
2017	976,687
2018	1,008,715
2019	1,041,954
2020	1,083,423
2021 to 2025	5,935,349

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of		Effect in actuarial liabilities of the
	the plans		plans (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	566,363	4.92%	(280,500)
- Increase by 0.5%	(519,925)	(4.51)%	201,040

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.75

d)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	06/30/2016			06/30/2015
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,226,880	(269,828)	1,957,052	2,436,678	(223,616)	2,213,062
Net interest	134,787	(15,218)	119,569	119,625	(10,224)	109,401
Contribution	(63,525)	-	(63,525)	(70,262)	-	(70,262)
Effects on asset ceiling	-	3,788	3,788	-	(9,888)	(9,888)
Remeasurements	(1,531)	-	(1,531)	9,900	12,153	22,053
Amount - end of the period (Note 12a)	2,296,611	(281,258)	2,015,353	2,495,941	(231,575)	2,264,366

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I - Change in the net amount recognized in the balance sheet:

	06/30/2016	06/30/2015
At the beginning of the period	(178,811)	(170,593)
Cost of interest	(9,751)	(8,495)
Benefits paid	(6,514)	(7,153)
Remeasurements	-	-
At the end of the period (Note 12c)	(182,048)	(171,935)

Estimated
Period	payment
2016	11,839
2017	12,724
2018	13,599
2019	14,500
2020	15,377
2021 to 2025	91,514

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	3,568	(3,034)
Present value of obligation	Asset valuation adjustment	20,077	(16,977)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.76

Note 19 – Information on foreign subsidiaries

	Foreign consolidated (*)
	06/30/2016	06/30/2015
Assets
Current assets and long-term receivables
Cash and cash equivalents	14,821,783	9,703,877
Interbank investments	20,311,365	23,654,289
Securities	106,815,222	79,009,876
Loan, lease and other credit operations	221,775,451	160,952,945
Foreign exchange portfolio	52,314,323	69,805,514
Other assets	19,309,312	13,759,633
Permanent assets
Investments	1,717,366	3,216,266
Fixed and intangible assets	8,059,587	856,126
Total	445,124,409	360,958,526

Liabilities
Current and long-term liabilities
Deposits	143,645,238	128,881,138
Demand deposits	46,111,274	60,885,222
Savings deposits	9,448,670	9,138,156
Interbank deposits	5,068,969	25,113,305
Time deposits	83,016,325	33,744,455
Deposits received under securities repurchase agreements	19,273,725	16,460,792
Funds from acceptance and issuance of securities	31,522,306	19,580,768
Borrowing	49,842,406	46,470,236
Derivative financial instruments	14,991,789	8,825,411
Foreign exchange portfolio	52,334,548	70,120,064
Other liabilities	52,282,923	38,380,441
Deferred income	175,691	260,379
Non-controlling interests	1,310,143	1
Stockholders’ equity
Capital and reserves	78,953,462	31,346,870
Net income for the period	792,178	632,426
Total	445,124,409	360,958,526
Statement of Income
Income from financial operations	10,796,491	5,777,192
Expenses of financial operations	(6,661,218)	(2,627,135)
Result of loan losses	(1,359,730)	(1,275,533)
Gross income from financial operations	2,775,543	1,874,524
Other operating revenues (expenses)	(1,715,580)	(1,018,562)
Operating income	1,059,963	855,962
Non-operating income	3,891	(1,720)
Income before taxes on income and profit sharing	1,063,854	854,242
Income tax	(239,124)	(204,823)
Statutory participation in income	(18,152)	(16,992)
Non-controlling interests	(14,400)	(1)
Net income (loss)	792,178	632,426

(*) Itaú Bank Ltd., Agência Grand Cayman, Agência New York, Itaú BBA International (Cayman) Ltd., Banco Itaú Argentina S.A., ITB Holding Ltd., Itaú BBA USA Securities Inc., Itaú Unibanco S.A. Nassau Branch, Agência Tokyo, Itaú Valores S.A., Banco Itaú Holding Cayman, Itaú Ásia Securities Ltd., Banco Itaú Uruguay S.A., OCA S.A., Itaú BBA Corredor de Bolsa Limitada, Itaú Bank & Trust Bahamas Ltd., Banco Itaú International, Itaú International Securities Inc., Banco Itaú Paraguay S.A., Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Itaú BBA UK Securities Limited, Banco Itaú Suisse S.A., MCC Securities Inc., Itaú BBA International plc, Itaú BBA Colômbia S.A., MCC Corredora de Bolsa e Itaú BBA México, Casa de Bolsa, S.A.; only at 06/30/2015 Itaú Singapore Securities Pte. Ltd. e Banco Itaú Chile; only at 06/30/2016 Banco CorpBanca Colombia S.A.; Itaú CorpBanca; CorpBanca Corredores de Bolsa S.A.; CorpBanca Investiment Trust Colombia S.A. Sociedad Fiduciaria; CorpBanca Securities Inc.; CorpBanca New York Branch; Helm Bank (Panamá) S.A.; Helm Comisionista de Bolsa S.A.; Helm Fiduciaria S.A.; Helm Casa de Valores (Panamá) S.A.; SMU Corp S.A..

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.77

Note 20 – Risk and capital management

Risk and capital management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential instrument to optimize the use of funds and select the best business opportunities, aiming at maximizing the creation of value to the stockholders.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;

•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;

•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of the identification of risks is to map the internal and external risks that may affect the strategies of the business and support units, with potential to impact results, capital, liquidity and reputation of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, aiming at strengthening is values and aligning the behavior of its employees with the risk management established guidelines, took a number of initiatives to disseminate risk culture. In addition to policies, procedures and processes, the risk culture strengthens and individual and collective responsibility of employees in managing risks inherent in the activities performed individually, respecting the ethical way of running the business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing behaviors that will help to assume and manage risks, on an informed basis, in all the organization’s levels. The principles of the risk culture of ITAÚ UNIBANCO HOLDING CONSOLIDATED are: aware risk taking, discussion and action on the institution's risks and risk management responsibility by all.

By disseminating these principles throughout the institution, risks can be known and openly discussed, and therefore kept within the levels established for the appetite for risk, so that they can be understood as a responsibility of each employee of ITAÚ UNIBANCO HOLDING CONSOLIDATED, regardless of any position, area or function.

In compliance with Resolution No. 3,988, of the National Monetary Council (CMN), and posterior amendments, regarding the implementation of the structure for capital management, BACEN Circular No. 3,547, which establishes procedures and parameters relative to the Internal Capital Adequacy Assessment Process (ICAAP) and BACEN Circular Letter No. 3,774, which discloses the ICAAP report model ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its internal capital adequacy assessment process (ICAAP), adopting a prospective attitude in the management of its capital. The Board of Directors is responsible for full approval of the ICAAP report, a process that aims to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED by identifying material risks establishing the need for additional capital for material risks and in-house methodologies to quantify capital to develop the capital plan, both in normal times and stress situations, and to structure the capital contingence plan.

The result of the last ICAAP – conducted with the base date December 2015 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution’s equity soundness.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazilin and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas are in charge of managing risks originated by them, through their identification, assessment, control and report;

•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;

•	in the third defense line, internal audit performs the role of promoting an independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.78

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further details on risk management can be found on the website www.itau.com.br/relacoes-com-investidores, under section Corporate Governance / Risk Management and Capital – Pillar 3.

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document Public Access Report – Market Risk, that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted within the governance and hierarchy of corporate bodies and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings ranges from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk covers from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility as well as the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and
•	Within one month, for proper corporate bodies.

Daily risk reports, used by the business and control areas, are issued to the top management. Additionally, risk control and management process is submitted to periodic reviews.

The structure of limits and alerts follows the Board of Directors’ guidelines and is approved by corporate bodies. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.79

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security.

For that purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structured reporting and information process and an information flow that provides input for the follow-up by corporate bodies and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED to manage market risk.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.80

•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At 06/30/2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR of R$ 231.2 million (R$ 224.8 million at 06/30/2015).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.81

II – Credit risk

ITAÚ UNIBANCO HOLDING understands credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital, among others; and external factors, related to the economic environment, interest rates, market default indicators, inflation, and consumption increase / decrease, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document Public Access Report – Credit Risk, that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The purpose of the management framework is to identify, prioritize, and manage possible operating risks, monitor and report management activities aiming at assuring the quality of the control environment, in compliance with internal guidelines and regulation in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the risk management process where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau.com.br/relacoes-com-investidores in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.82

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

Itaú Unibanco daily manages and controls liquidity risk through governance approved in superior committees, which establishes, among other activities, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses in stress scenarios, measured by internal methodologies and regulatory methodology.

In compliance with Circular nº 3.724 of BACEN, banks holding total assets over R$ 100 billion are required, since October 2015, to report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international of Basel guidelines.

The summarized index calculation is presented in the table below. In 2016, the index minimum requirement is 70%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management-Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	2nd quarter
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	177,534,502
Total potential cash outflows (3)	93,345,769
Liquidity Coverage Ratio (%)	190.2%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whicheve

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s insurance companies are related to the life insurance and elementary, pension plan and premium bonds. Therefore, ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that the major risks inherent in these products are as follows:

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•	Underwriting risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves;
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and premium bonds operations;
•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and premium bonds risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them and focusing on the particularities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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Note 21 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING PRUDENTIAL despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	06/30/2016	06/30/2015
Permanent foreign investments	49,638,171	43,475,320
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(119,220,003)	(89,984,401)
Net foreign exchange position	(69,581,832)	(46,509,081)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Investment funds	628,197,809	505,347,352	628,197,809	505,347,352	2,295	1,895
Fixed income	588,013,049	472,063,667	588,013,049	472,063,667	1,925	1,513
Shares	40,184,760	33,283,685	40,184,760	33,283,685	370	382
Managed portfolios	289,518,597	282,294,008	206,996,263	203,763,152	16,874	15,722
Customers	162,782,951	146,457,679	115,817,066	104,325,063	16,810	15,656
Itaú Group	126,735,646	135,836,329	91,179,197	99,438,089	64	66
Total	917,716,406	787,641,360	835,194,072	709,110,504	19,169	17,617

(*) Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

d)	Consortia funds

	06/30/2016	06/30/2015
Monthly estimate of installments receivable from participants	161,155	156,304
Group liabilities by installments	11,111,381	11,561,632
Participants – assets to be delivered	9,587,002	10,295,146
Funds available for participants	1,587,614	1,457,687
(In units)
Number of managed groups	680	806
Number of current participants	401,934	411,098
Number of assets to be delivered to participants	162,846	194,530

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 06/30/2016 and 06/30/2015 the consolidated companies made no donations, and the Foundation’s social net assets totaled R$ 2,675,977 (R$ 2,971,843 at 06/30/2015). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING CONSOLIDATED are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated an amount of R$ 16,500 (R$ 27,780 from 01/01 to 06/30/2015).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.85

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsor Instituto Unibanco de Cinema, an entity whose objectives are (i) the fostering of culture in general; and (ii) providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities. In the period from January 1, to June 30, 2016, the consolidated companies did not make donations to Associação Itaú Viver Mais (R$ 880 from January 1 to June 30, 2015).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sporting activities, and promote recreation, aiming at the welfare of its members, in the manner and based on the conditions established by its Internal Rules, and using the funds available.

k)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	4.86

Independent auditor’s report on the consolidated financial statements of the Prudential Conglomerate

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the “Bank”), which comprise the consolidated balance sheet as at June 30, 2016 and the consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - “Presentation and consolidation of the financial statements”.

Management’s responsibility for the consolidated financial statements of the Prudential Conglomerate

Management is responsible for the preparation and fair presentation of these consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), whose main criteria and accounting policies are disclosed in the Notes 2 - “Presentation and consolidation of the financial statements” and 4 - “Summary of the main accounting practices”, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements of the Prudential Conglomerate that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements of the Prudential Conglomerate, prepared by management in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing, taking into consideration NBC TA 800 - “Special Considerations - Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements of the Prudential Conglomerate, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements of the Prudential Conglomerate.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at June 30, 2016, and its financial performance and cash flows for the six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - “Presentation and consolidation of the financial statements” and 4 - “Summary of the main accounting practices” to the consolidated financial statements.

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Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate

Without modifying our opinion, we draw attention to the Note 2 - “Presentation and consolidation of the financial statements”, which discloses the following information:

The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose.

Other matters

Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the six-month period ended in June 30, 2016, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor’s report on those statements, dated August 1, 2016, was unmodified.

São Paulo, August 25, 2016

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – June 30, 2016	5.2